






05047590



2004 Was An Outstanding Year
For Financial Performance and Journalistic Excellence

P.E.
12-26-04







Media
General INC

2004 Annual Report

# Newspapers



| | Circulation | | | |
|---|---|---|---|---|
| | Daily | % Change | Sunday | % Change |
| **Metropolitan Newspapers** | | | | |
| The Tampa Tribune | 226,957 | 0.9 | 304,402 | 1.5 |
| Richmond Times-Dispatch | 187,656 | (1.4) | 226,927 | (1.3) |
| Winston-Salem Journal | 85,531 | (0.4) | 96,039 | (0.7) |
| Total Metros | 500,144 | (0.2) | 627,368 | 0.1 |
| | | | | |
| **Community Newspapers** | | | | |
| **Florida** | | | | |
| Hernando Today | 5,432 | (6.8) | 5,440 | (10.3) |
| Highlands Today | 2,988 | 10.8 | 2,772 | 5.6 |
| Jackson County Floridan | 6,837 | 4.4 | 6,957 | 2.8 |
| **Northern Virginia** | | | | |
| Manassas Journal Messenger | 7,508 | 4.9 | — | — |
| Potomac (Woodbridge) News | 15,068 | (4.9) | 21,335 | (2.4) |
| Culpeper Star-Exponent | 6,635 | (2.9) | 6,431 | (2.6) |
| **Central Virginia** | | | | |
| The (Lynchburg) News & Advance | 36,860 | (1.4) | 42,342 | (1.3) |
| The (Charlottesville) Daily Progress | 30,305 | (1.2) | 33,879 | (1.7) |
| The (Waynesboro) News Virginian | 7,552 | (3.7) | 7,275 | (2.7) |
| Danville Register & Bee | 21,377 | (3.1) | 24,180 | (3.1) |
| Eden (NC) Daily News | 3,868 | (3.4) | 3,413 | (6.8) |
| The Reidsville (NC) Review | 5,356 | 1.6 | 5,020 | 1.2 |
| **Southwest Virginia** | | | | |
| Bristol Herald Courier | 39,367 | (3.1) | 41,758 | (1.0) |
| **North Carolina** | | | | |
| Hickory Daily Record | 21,842 | (0.3) | 23,931 | 2.6 |
| Statesville Record & Landmark | 14,824 | (0.6) | 18,009 | 9.7 |
| The (Morganton) News Herald | 11,743 | (1.5) | 12,265 | (0.2) |
| The (Marion) McDowell News | 5,435 | 3.2 | — | — |
| (Concord) Independent Tribune | 19,220 | (3.2) | 20,774 | (4.2) |
| **Alabama** | | | | |
| Dothan Eagle | 25,268 | (2.6) | 26,335 | (2.6) |
| Opelika-Auburn News | 14,887 | (3.8) | 15,195 | (3.1) |
| The Enterprise Ledger | 7,944 | (7.1) | 8,704 | (5.4) |
| **South Carolina** | | | | |
| (Florence) Morning News | 33,024 | (0.3) | 36,076 | 0.6 |
| Total Community Newspapers | 343,340 | (1.8) | 362,091 | (1.1) |
| **Total All Dailies** | **843,484** | **(0.9)** | **989,459** | **(0.3)** |

Full-year 2004 average compared to 2003

**Our Southeast Focus enables us to maximize our resources across multiple markets and multiple media in both journalism and sales.**

Media General is a diversified communications company operating leading newspapers, television stations and online enterprises, primarily in the Southeastern United States. The company has approximately 7,500 employees.

## Television Stations

| | Station | Network | DMA Rank | Station Rank |
|---|---|---|---|---|
| **Alabama** | | | | |
| Birmingham | WIAT | CBS | 40 | 3 |
| Mobile, AL/Pensacola, FL | WKRG | CBS | 63 | 1 |
| **Florida** | | | | |
| Tampa/St. Petersburg | WFLA | NBC | 13 | 1 |
| Jacksonville | WJWB | WB | 52 | 6 |
| Panama City | WMBB | ABC | 160 | 1 |
| **Georgia** | | | | |
| Savannah | WSAV | NBC | 98 | 2 |
| Augusta | WJBF | ABC | 115 | 2 |
| Columbus | WRBL | CBS | 125 | 2 |
| **Iowa** | | | | |
| Rochester/Austin, MN – Mason City, IA | KIMT | CBS | 153 | 1 |
| **Kansas** | | | | |
| Wichita | KWCH | CBS | 66 | 1 |
| Dodge City* | KBSD | CBS | 66 | 1 |
| Hays* | KBSH | CBS | 66 | 1 |
| Goodland* | KBSL | CBS | 66 | 1 |
| **Kentucky** | | | | |
| Lexington | WTVQ | ABC | 64 | 3 |
| **Louisiana** | | | | |
| Alexandria | KALB | NBC | 176 | 1 |
| **Mississippi** | | | | |
| Jackson | WJTV | CBS | 91 | 1 |
| Hattiesburg/Laurel | WHLT | CBS | 168 | 2 |
| **North Carolina** | | | | |
| Greenville/New Bern/ Washington | WNCT | CBS | 105 | 1 |
| **South Carolina** | | | | |
| Greenville/Spartanburg/ Anderson, SC – Asheville, NC | WSPA | CBS | 35 | 1 |
| Toccoa, GA* | WNEG | CBS | 35 | 1 |
| Asheville, NC | WASV | UPN | 35 | 6 |
| Charleston | WCBD | NBC | 101 | 2 |
| Florence/Myrtle Beach | WBTW | CBS | 108 | 1 |
| **Tennessee** | | | | |
| Chattanooga | WDEF | CBS | 86 | 3 |
| Tri-Cities, TN/VA | WJHL | CBS | 89 | 2 |
| **Virginia** | | | | |
| Roanoke/Lynchburg | WSLS | NBC | 67 | 3 |

DMA Rankings 2004-2005 / Nov. 2004 Nielsen Media Research Ratings Sign-On to Sign-Off Household Share /
*Satellite Stations



Daily Newspapers

● Weekly Newspapers

[ ] Television Stations

△ Online Enterprises

Newspaper Clusters

Convergence Markets

Contents



About The Cover

See the inside back cover
for a description of the
cover photos.



## PUBLISHING DIVISION

Media General owns more daily newspapers in the Southeast than any other company. The company's publishing assets include three metropolitan newspapers, *The Tampa Tribune*, the *Richmond Times-Dispatch*, and the *Winston-Salem Journal*; 22 daily community newspapers in Virginia, North Carolina, Florida, Alabama and South Carolina; and more than 100 weekly newspapers and other publications. Media General owns a 20 percent interest in *The Denver Post*.



## BROADCAST DIVISION

Media General owns and operates 26 network-affiliated broadcast television stations, including WFLA, the number one station in Tampa and all of Florida. Media General's stations reach more than 30 percent of all television households in the Southeast and nearly 8 percent of those in the United States.

## INTERACTIVE MEDIA DIVISION

Media General operates more than 50 online enterprises that are affiliated with the company's newspapers and television stations. The company also owns Boxerjam, a multimedia producer of interactive games and puzzles.



## CONVERGENCE – THE POWER OF MULTIMEDIA

Convergence at Media General combines multimedia resources —print, television, the Internet and, through partnerships, radio—to serve more people better. Convergence delivers stronger local journalism by sharing news gathering and reporting resources. By becoming the preferred local provider of news and information, and increasing audience share, convergence drives revenue growth. With the Internet, every Media General market is a convergence market. In six markets, Media General has implemented convergence across three media platforms.

# Financial Highlights

*(In millions, except per share amounts)*

| For Fiscal Years | Dec. 26, 2004 | Dec. 28, 2003 | % Change |
|---|---|---|---|
| Revenues | $ 900.4 | $ 837.4 | 7.5 |
| Operating cash flow | 215.3 | 187.8 | 14.7 |
| Depreciation and amortization | 66.0 | 65.5 | 0.9 |
| Operating income | 149.3 | 122.3 | 22.1 |
| Income from continuing operations before cumulative effect of change in accounting principle | $ 80.2 | $ 59.0 | 35.8 |
| Discontinued operations | — | 7.7 | — |
| Cumulative effect of change in accounting principle | — | (8.1) | — |
| Net income | 80.2 | 58.7 | 36.6 |
| Stockholders' equity | 1,183.8 | 1,107.5 | 6.9 |
| Total assets | 2,368.8 | 2,386.8 | (0.8) |
| Average shares outstanding — assuming dilution | 23.7 | 23.4 | 1.4 |
| Earnings per share — assuming dilution: | | | |
|     Income from continuing operations before cumulative effect of change in accounting principle | $ 3.38 | $ 2.52 | 34.1 |
|     Income from discontinued operations | — | 0.33 | — |
|     Cumulative effect of change in accounting principle | — | (0.35) | — |
|     Net income | 3.38 | 2.50 | 35.2 |
| Dividends per share | 0.80 | 0.76 | 5.3 |
| Stockholders' equity per share | 49.77 | 47.03 | 5.8 |



**Revenue by Division**
$900 million

- Publishing 63%
- Broadcast 36%
- Interactive 1%

**Assets by Division**
$2.4 billion

- Publishing 40%
- Broadcast 50%
- Interactive 1%
- Corporate 9%

**Capital Expenditures by Division**
$38 million

- Publishing 47%
- Broadcast 45%
- Interactive 2%
- Corporate 6%

**Publishing Revenues**
$ in millions

529   544   566
'02   '03   '04

**Broadcast Revenues**
$ in millions

299   286   324
'02   '03   '04

**Interactive Revenues**
$ in millions

6.1   9.7   13.9
'02   '03   '04



J. Stewart Bryan III, chairman and chief executive officer, (left), and Marshall N. Morton, vice chairman and chief financial officer. On July 1, 2005, Mr. Morton will become president and chief executive officer and Mr. Bryan will remain chairman of Media General.

All of us at Media General are delighted to report that 2004 was a year in which we provided strong financial performance and journalistic excellence.

Net income increased 37%, and consolidated revenues were up 7.5%, compared with 2003; and our journalistic efforts excelled in the hurricane-battered Southeast, in the coverage of politics throughout the country and among our troops in Iraq and Afghanistan.

This strong performance reflected a major contribution by the Broadcast Division and solid results by the Publishing Division. All three of our operating divisions reported record revenues and the Broadcast Division posted record profit. Continuing the trend of recent years, the Publishing and Broadcast divisions each achieved revenue growth well above their respective peer group averages.

It was particularly gratifying to attain these superior results despite an economic environment that never gained the momentum we had hoped for earlier in the year.

## 2004 Highlights

Net income increased 37% over 2003

Broadcast Division profits rose 38.5%, mostly from record political revenues

Publishing Division profits increased 5.8%, reflecting robust help-wanted and other Classified advertising

Interactive Media Division revenues grew 44%

Income from SP Newsprint and lower interest expense also contributed to profit performance

We entered 2005 optimistic about our prospects and energized by the momentum we enjoyed at the end of 2004.

Broadcast Division profits soared 38.5% on revenue growth of 13.1%, mostly attributable to political advertising—for U.S. Senate races, the presidential campaign, and particular issues—that produced a record total of approximately $38 million in such advertising revenues for Media General stations. Local and National advertising revenues also finished ahead of 2003. Expenses rose 5.3%, mainly reflecting higher compensation and employee benefits, including sales commissions and incentives on the division's increased revenues.

Publishing Division profit increased 5.8% for the year and divisional revenues grew 4.1%, the latter reflecting a robust 8.5% increase in Classified advertising sales as well as growth in Preprint and Circulation revenues. Classified revenue growth came primarily from employment advertising, but automotive and real estate contributed as well. Media General's newspapers in general fared better than the industry as a whole in annual circulation volume. Expenses rose 3.7%, mostly for compensation, employee benefits and higher newsprint costs.

Interactive Media Division revenues were up 44%, mostly reflecting growth in online classified advertising. Local sales also increased 25%, due to growing advertiser and consumer confidence in, and use of, the online medium. The division's bottom line improved 9.6% compared with 2003, excluding a gain from the sale of Hoover's in the prior-year period. Our online audience grew significantly as well.

Also contributing to our strong full-year results was significantly improved performance from our one-third ownership of SP Newsprint. Our share of its results improved from a prior-year loss of $5.4 million to income of $1 million in 2004, mainly the result of higher selling prices.

Media General's operating cash flow for the year was $215 million, up 15% from 2003. We reduced debt by $94 million, or 15%, during the year. Total capital expenditures were $37.8 million, an amount lower than originally planned and reflecting the deferral of several divisional initiatives to soften the impact of the slow economic recovery. These deferred initiatives will be carried over into 2005.

Capital spending in 2005 is projected at approximately $119 million. Plans primarily include Publishing Division press projects in Virginia at the Bristol Herald Courier and The (Lynchburg) News & Advance as well as spending by the Broadcast Division to meet the July 1 FCC deadline for full-power digital television.

We are proud of the outstanding journalistic performance of our newspapers, television stations and online enterprises in 2004. Media General newsrooms across the Southeast excelled during a challenging hurricane season that disrupted the lives of millions of citizens in our communities. During times of critical local need, our media properties served as virtual lifelines to those communities, offering crucial emergency information and weather developments.

Because of our dedication to convergence, Media General properties were able to provide the most timely and comprehensive local and regional hurricane coverage. Satellite trucks and support crews from throughout the company were quickly sent where they were needed. Our pooled resources gave us advantages no competitor could match. In markets like Tampa, where residents had a wide choice of weather news providers, WFLA, our NBC affiliate, was the preferred source by a wide margin. This advantage gave us strong momentum going into the November ratings "sweeps," when Nielsen Media Research collects household viewing data.

Media General reporters and photographers

# While our focus is on revenue growth, we also will continue our disciplined expense management across the company.

provided many examples of journalistic excellence in 2004. They were on the scene covering the war in Iraq and Afghanistan, endeavoring to bring home stories of local men and women bravely serving their country. *Richmond Times-Dispatch* photographer Dean Hoffmeyer and reporter Jeremy Redmon were the only journalists present when a suicide bomber struck an Army mess tent in Mosul, Iraq, on Dec. 21, 2004. Dean's photos and Jeremy's words were the only media link the outside world had to that tragic event, and their work was prominently featured around the world, in print, on television and online.

Media General reporters and photographers also covered the presidential campaign and the many state and local political races in our Southeast markets. They were at the Summer Olympics in Athens. Their excellent work has already been recognized by numerous local, regional, state and national awards.

One of the most important jobs of any board of directors is ensuring the strength and continuity of a company's leadership. On Jan. 27, 2005, the Media General Board of Directors approved a succession plan that will ensure continued strong, experienced and effective leadership at the company in the years to come. Effective July 1, 2005, Marshall N. Morton, vice chairman and chief financial officer, will succeed me as chief executive officer, and will also assume the title of president. I will continue to serve as the company's chairman.

Reid Ashe will continue as our chief operating officer, and John Schauss, our treasurer, will become vice president–finance and chief financial officer. Media General has strong leaders at the corporate, divisional and operational levels. It is significant that we have filled these key positions from inside the company. Our directors have high

confidence in our management team and its ability to continue to lead Media General's growth.

As we enter 2005, we are optimistic about our prospects and energized by the strong momentum we had achieved by the end of 2004. In this new year, the principal challenge of the Broadcast Division will be to replace the political and Olympics revenues that we enjoyed in 2004, but will not see again until 2006. The anticipated drop in television industry ad sales in 2005 ranges from 1% to 3%. Our Broadcast Division has developed a plan that strives to limit its ad sales decline to 1%. The Publishing Division expects continued growth in Classified advertising and an increase in Retail spending. All of our newspapers have the goal of increasing circulation in 2005.

We salute our 7,500 employees for their commitment to our core values of integrity, quality and innovation and for their outstanding performance throughout the year. We thank our customers—our readers, viewers and users, and our advertisers—for giving us the opportunity to be the leading provider of high-quality news, information and entertainment in the Southeast. Media General is committed to continuing to build shareholder value. We thank you for your investment in our company and your support of our mission.

Yours sincerely,

J. Stewart Bryan III
Chairman and Chief Executive Officer

February 25, 2005

# SOUTHEAST FOCUS, CLUSTERING AND CONVERGENCE

Media General's focus on the Southeast provides the opportunity to implement clustering and convergence. This approach produces better news, revenue growth and operating synergies.



WFLA's Chief Meteorologist Steve Jerve and Meteorologist Jennifer Hill provided viewers vital information during the hurricanes.

**MEDIA GENERAL'S STRATEGIC** triad —Southeast Focus, Clustering and Convergence—benefited our customers significantly in 2004 and, in turn, helped us continue to build value for our shareholders. Marked by severe weather, war overseas, and other challenges, the year provided many opportunities to practice journalistic excellence.

An unusual number of hurricanes and tropical storms hit the Southeast during August and September. Our Florida communities were hit particularly hard, and some of our Alabama markets suffered as well. Fortunately, there were no serious employee injuries. None of our facilities sustained significant damage.

Our staff met the emergencies with planning and coordination, leveraging the value of our core strategies. Our pooled multime-

## Our pooled multimedia resources gave us advantages no competitor could match in covering the 2004 hurricanes.

dia resources gave us advantages competitors could not match.

We dispatched support crews, including meteorologists, reporters, photographers, editors, producers, and satellite trucks, to the locations where they were most needed. We arranged satellite uplinks so all Media General television stations had access to our live coverage, some of which was used by the national networks.

WFLA, our NBC affiliate in Tampa, provided more than 124 hours of emergency coverage, significantly more than any

competitor station. Our exclusive Hurricane Hotline answered more than 19,000 calls.

By using sophisticated VIPIR® technology, WFLA Chief Meteorologist Steve Jerve predicted Hurricane Charley would veer south just before

## Our journalistic excellence earned the trust of millions of people in our region.

landfall, helping those in the storm's path quickly seek shelter.

In a competitive market like Tampa, where leadership in weather is always in contention, WFLA emerged the preferred source by a wide margin. This gave us strong momentum going into the November sweeps.

*The Tampa Tribune's* 850 newspaper carriers braved all the storms and delivered the paper to our readers. The newspaper also produced Hurricane Survival Guides with clear information our readers needed before, during and after the storms.

Page views of *TBO.com* were 10



WFLA Reporter Rod Challenger, shown in this still image captured from video, covered Hurricane Jeanne from a beach in Pinellas County, Fla.

times higher than normal during peak storm periods. Our online traffic was twice the normal volume in August, and nearly three times normal in September.

After the storms, *The Tampa Tribune's* trucks delivered 12 semi-trailer loads of donated clothing, food, ice, water and other supplies to victims in the hardest-hit areas. In a partnership with a number of Tampa area businesses and nonprofit organizations, we collected more than $743,000 for relief efforts.

When Hurricane Ivan struck Mobile, Ala., its eye passed directly over the broadcast tower of Media General's WKRG. Nevertheless, WKRG was the only television station in its market remaining on the air throughout the storm, and was the only station live on the air when President George W. Bush visited. For the benefit of its many viewers without power, the station simulcast information through a local radio

partner.

In South Carolina, Media General's Florence *Morning News* and WBTW in Myrtle Beach together produced a 30-minute television special and a three-part newspaper series on "Storms of the Century."

The *Danville Register & Bee* worked with Virginia television partner WSLS to cover tornadoes spawned by hurricanes Ivan and Jeanne.

The *Richmond Times-Dispatch* covered widespread flooding brought on by Tropical Storm Gaston. Page views at *TimesDispatch.com* were up nearly 170% the next day. Users submitted more than 40 photographs for a reader slide show, and several were used in the newspaper.

In short, Media General's journalistic excellence and commitment to serving its communities earned the trust of millions of people in our home region.

### Southeast Population Growth
2004 to 2009 Projections
% increase



| Fla. | Ga. | N.C. | Va. | S.C. | Total U.S. | Miss. | Ala. |
|------|-----|------|-----|------|------------|-------|------|
| 9.3 | 8.6 | 6.4 | 6.3 | 4.9 | 4.9 | 1.9 | 1.8 |

Source: Census Bureau

# Media General journalists covered military units in Afghanistan, Kuwait and Iraq, sending home poignant stories of local men and women bravely serving their country.



(Clockwise from top) WKRG's Reporter Tiffany Craig and Photographer Melvin Todd; Photographer Clem Britt and Reporter Meredith Fischer Bonny of the *Richmond Times-Dispatch*; Reporter Jeremy Redmon and Photographer Dean Hoffmeyer of the *Richmond Times-Dispatch*; and Senior Writer Andy Cole of the Florence *Morning News*.

**OUR JOURNALISTS COVERED** political campaigns, the Summer Olympics, news in their local communities and regions, and also were in the middle of an international news event in Iraq.

On Dec. 21, 2004, our reporter Jeremy Redmon, and our photographer Dean Hoffmeyer of the *Richmond Times-Dispatch* were the only journalists at the site of a deadly suicide bombing at an army mess hall in Mosul, Iraq.

The attack killed 22 people and became the world's top news story within minutes. Redmon and Hoffmeyer covered the heroic actions of the U.S. soldiers and others who responded to help. Hoffmeyer's dramatic photos and Redmon's compelling accounts appeared on the front pages of hundreds of U.S. and international newspapers, Web sites, network news programs and cable news outlets.

Their accounts and images were also sent by satellite feeds from WFLA. Over the next several days, Jeremy provided interviews to many international media, in addition to filing stories on the attack's aftermath.

Other Media General reporters and photographers were embedded with military units in Iraq, Afghanistan and Kuwait last year.

Many of our newspapers, television stations and Web sites carried special reports on military personnel from their communities.

The *Bristol Herald Courier* published daily stories on a local National Guard unit, leading up to the unit's departure, and the paper created a "Soldier's Eyes" column featuring letters soldiers sent to friends and loved ones. The newspaper also arranged to send copies of the paper to the unit.

The 2004 political campaigns provided more opportunities for Media General to cooperate across media and across the region.

Teams of reporters from our properties, plus our Media General News Bureau in Washington, D.C., led coverage of the presidential campaign, while our newspapers, TV stations and Web sites shared story ideas, tips and finished reports to round out their regional coverage.

Awards for journalistic excellence provide another testament to the value of our public service through multiple media. For example, the *Winston-Salem Journal* and *Journal-Now.com* received the prestigious Associated Press Managing Editors award for media convergence. The award noted the effective interplay between a story in print and the same story online, specifically in a series entitled "Murder, Race, Justice/The State vs. Darryl Hunt." This multimedia project included flash audio, photo galleries, an interactive map and a timeline.

Media General has proven that convergence provides our customers

## The proximity of our operations helps us share our resources across markets and media platforms.

higher quality news than they could obtain from just one medium.

Reflecting the fast-changing media marketplace and our desire to foster convergence, we, along with other media companies, have been leading advocates for repeal of the FCC's cross-ownership rules.

In 2003, the FCC replaced its 30-year-old prohibition on news-

paper/broadcast cross-ownership with a new rule that would allow some degree of common ownership in most markets. Opponents of this new rule (as well as other modernizing measures adopted by the Com-



At the Tampa News Center, a multimedia desk supports all three media platforms. WFLA's Tony Bernhardt (left), assignment manager, and Jason Odra, assignment editor, plan and assign daily news stories.

mission) took the matter to the U.S. Third Circuit Court of Appeals. In 2004, that court endorsed the repeal of a flat cross-ownership ban, but it also stayed the FCC's new rules.

Media General believes the Third Circuit's decision does not serve the public, and we do not believe it provides practical guidance for our industry. We therefore filed a petition, in late January, asking the U.S. Supreme Court to review the important First Amendment issues in this case that underlie the Commission's cross-ownership regulations.

We believe this is an historic opportunity for the Court, and we hope it will hear the case both to provide some necessary direction for the lower courts and the FCC—and to eliminate the Commission's

anachronistic cross-ownership restrictions.

Tampa is our most advanced convergence market. Sharing tips, leads, information and background knowledge has become routine at our Tampa News Center.

Some beats routinely cross media boundaries. Health, consumer affairs, religion and sports are all planned and delivered in multiple media, with reporting that is tailored to the interests and needs of each individual platform's audience.

We have also combined certain support functions and sharpened our skills in cross-promotion and multimedia ad sales, particularly for new business development. Consumer response has been positive.

Now, *The Tampa Tribune* extends its reach and allows more people to sample its content, while WFLA gains depth and expertise. *TBO.com* gains both text and video content, and benefits from promotion through both partners.

Media General is a world leader in convergence, which combines the unique strengths of newspapers, television and the Web. We provide customers a higher-quality product than they could obtain from one medium alone.





Erica Estep, a television reporter with WJHL, delivers a live newscast from the *Bristol Herald Courier* newsroom. Prior to the newscast, she takes part in a video conference with WJHL to plan the day's coverage.

**A FIBER OPTIC CABLE** linked the newsrooms of WJHL in Johnson City, Tenn., and the *Bristol* (Virginia) *Herald Courier*, on March 1, 2004, speeding transmission of photos and video, and facilitating coordination between the newsrooms, which are about 25 miles apart.

With a production set in the newspaper's newsroom, we now provide live reports on WJHL. In preparation, WJHL provided six Bristol newspaper reporters and the city editor with training for on-camera appearances.

Roanoke's WSLS is similarly linked with the newsrooms of *The* (Lynchburg) *News & Advance* and the *Danville Register & Bee*. On the first day of operation, after robbers struck a Lynchburg bank, the newspaper fed live breaking coverage to WSLS.

In South Carolina, WBTW is

> We have proven that convergence makes sense journalistically, because we can improve quality by providing faster, deeper news coverage.

building a mini-studio at the *Morning News* in Florence to allow live broadcasts from the newsroom.

Multimedia advertising sales take various forms in various locations and often involve special events, such as NASCAR race advertising packages sold in Roanoke, Lynchburg and Danville.

At WJHL and the *Bristol Herald Courier*, multimedia projects include *Medical Watch*, a newcomers guide

and high-school football programs. The WJHL staff has also begun selling newspaper advertising packages to selected clients on its side of the market.

"Friday Football," an online project of WSLS, *The* (Lynchburg) *News & Advance*, the *Danville Register & Bee* and the *Wytheville Enterprise*, covered 55 high schools in 26 counties. It offered extensive video shot at the games and slide shows of pictures that were not published, as well as a unique statistical database.

We also collaborate with non-owned media. Examples include our three-media initiative with the *Sarasota Herald-Tribune* and its cable news channel and Web site; radio partnerships in Richmond, Roanoke, Myrtle Beach and Mobile; television partnerships in Winston-Salem and Charlotte; and newspaper partnerships in Wichita, Kan., and Jackson, Miss.

We conducted our first online auctions in Richmond, Tampa and Winston-Salem. Hosted by *TimesDispatch.com*, *TBO.com* and *JournalNow.com*, the auctions targeted many small first-time advertisers.

Our newspaper clusters, joining the *Winston-Salem Journal* with our North Carolina community newspapers, and the *Richmond Times-Dispatch* with our Central and Northern Virginia newspapers, continued to develop in 2004.

Cross-selling programs in our newspaper clusters generated more than $8 million in advertising sold among properties.

The newspaper classified advertising business is in the process of dramatic change. More competitors have entered the arena and the



selling environment is radically different.

Media General has developed an integrated plan for growing our classified business to maximize convergence opportunities. We will do this by serving buyers and sellers with more information and more functions than they have enjoyed in the past.

We have implemented a multimedia classified strategy and created a variety of new products and services to meet customer needs in all markets.

A foundation for our growth is investing in our sales staffs, including the use of consultative selling techniques. Last year, we launched a 40-hour online training program that every sales manager and representative will complete.

In 2004, we opened our first consolidated classified call center, and we will continue to develop call centers in our clusters where appropriate.

We launched "Fredericksburg Career Seeker," an employment advertising vehicle in print and online, in a Virginia community we did not previously serve. In addition to a local sales effort, we cross-sell advertising from our surrounding newspapers in Richmond, Culpeper, Woodbridge and Manassas.

Several other community newspapers will launch a similar product in 2005.

We have expanded content in our newspapers and our Web sites for automotive, real estate and employment sections to add a greater focus on our customers' business.

Our strong growth last year indicates our strategies are working for multimedia Classified advertising.

# PUBLISHING DIVISION

**Media General is pursuing a total newspaper approach to growing readership and circulation.**





David Craver, press supervisor, checks the printing operation at the *Winston-Salem Journal.* In 2005, three multi-year projects will move forward for new printing facilities in Bristol, Lynchburg, and Opelika-Auburn.

**THE PUBLISHING DIVISION** achieved record revenues and strong profit growth and performed well above the newspaper industry average for advertising growth in 2004.

Classified advertising, up 8.5%, was the driver in our 4.1% revenue growth. Classified is historically a newspaper feature, but its future potential lies in interactive media. During the transition, it is an opportunity for a company like Media General, which can combine the strengths of both media.

The strongest category within Classified was employment, reflecting positive trends in our communities. Employment linage increased 13.8% at our three metropolitan newspapers, *The Tampa Tribune,* the *Richmond Times-Dispatch* and the *Winston-Salem Journal.* The automotive and real estate

categories contributed, as well.

Retail advertising was soft and this category remains a challenge for the industry because of department store reductions. Trends at *The Tampa Tribune,* and in several community markets where new malls opened, were more positive. We gained business among smaller retailers in many markets, notably Tampa, Charlottesville, Opelika-Auburn and Northern Virginia, and drew new advertisers into successful online auctions at our three metros.



Preprint revenue growth was solid at most newspapers, particularly community markets, reflecting new store openings.

Circulation revenue increased 2%, primarily reflecting late 2003 and early 2004 rate increases.

Circulation volume declined, however, at most major newspapers. New telemarketing rules effective Oct. 1, 2003, crimped sales of new

### Publishing Revenues
$566.5 million

- ☐ Classified 33%
- ■ Retail 23%
- ■ National 6%
- ■ Preprints 15%
- ▨ Circulation 16%
- ■ Other 7%

# Brand is who we are and what we are to readers, to advertisers, to community leaders—and to ourselves.





subscriptions. While Media General newspapers posted declines in net paid circulation of 0.9% daily and 0.3% Sunday, we outperformed the industry averages. *The Tampa Tribune* continued its trend-bucking growth with increases of 0.9% daily and 1.5% Sunday for the year, despite losses during several hurricanes and the challenge of beating very strong 2003 growth. Five of our community newspapers finished ahead of 2003 for daily circulation volume and six did so for Sunday.

In 2005, we aim to increase circulation in all our markets. Our newspapers are focused on improved customer service, better qualifying starts, aggressive retention efforts, expanded direct marketing, kiosks, partnerships, online selling and non-traditional outlets. In 2004, for example, we sold more than 8,000 subscriptions online.

Our newspapers continue to build on the principles that Northwestern University's Readership Institute has identified—Service, Brand, Content and Culture. Last year, *The News Virginian* in Waynesboro, Va., and *The News Herald* in Morganton, N.C., were redesigned, as part of efforts to make our newspapers more reader friendly.

Media General has expanded its offerings for such specific interest groups and demographics as NASCAR fans, high school and college sports fans, youth, and Spanish-language readers. We expanded pure advertising-based products such as employment and real estate publications.

A strong brand is a cornerstone of growing readership. Both *The Tampa Tribune* and the *Richmond Times-Dispatch* have wrapped editorial content, advertising, circulation and convergence with television and online into comprehensive efforts to define and promote their brands.

Media General has an aggressive plan to drive advertising revenue growth in 2005, and new business development is the foundation. We will continue to expand print and multimedia classified advertising products and seek out unmet marketing and demographic needs.

For more information about the Publishing Division, see pages 21 and 40.

## Revenue Growth
2004 % increase

| | 8.5 | |
| 4.5 3.9 | 5.1 | |
| Advertising | Classified | ☐ MG ■ Industry* |

*Source: Newspaper Association of America (Preliminary)



Betty White, Newspaper in Education coordinator for the *Richmond Times-Dispatch*, conducts a Newspaper in Education seminar for teachers.

# BROADCAST DIVISION



The new Centralized Broadcast Operations Center in Spartanburg opened in 2004. (From left) Pat Kennedy, Central Broadcast Operations supervisor, and Michael Timms, Broadcast Operations controller, monitor and manage the on-air signal and programming at 11 CBS stations.

## More than 80% of our news broadcasts were ranked number one or two in their markets in 2004.

**THE BROADCAST DIVISION'S** 2004 financial performance was strong by any measure. It included double-digit revenue growth, primarily on the strength of political spending, and 38.5% profit growth, both setting records.

An unanticipated surge in presidential and congressional campaign spending as well as issue advertising far exceeded expectations, especially in Florida, one of the key presidential "swing" states. As a result, political revenues

soared to nearly $38 million, and total time sales were up by 14.5%. Issue advertising accounted for approximately one-half of all Political billings.

Super Bowl advertising on our 16 CBS stations and Summer Olympics advertising on our five NBC stations also helped to drive time sales growth. Our Centralized Traffic Operation in Tampa helped us maximize revenue through optimal management and pricing of our spot inventory.

### Broadcast Time Sales
$323.6 million



- ☐ Local 57%
- ■ National 31%
- ■ Political 12%

# We benefited more than our competition from political spending because Media General operates leading television stations that emphasize strong local news.

Local time sales rose 5.5 percent, driven by new business development initiatives. These included customer-focused selling strategies, effective client relations and ongoing sales training programs. National advertising increased only moderately, as Political billings consumed much of our available spot inventory.

Another major accomplishment in 2004 was the centralization of master control operations for 11 of our CBS stations at WSPA in Spartanburg, S.C.

Providing the news, information and entertainment our viewers want remained our top priority, and our stations devoted significant resources to research. We refreshed the morning news programs at several stations.

In the November Nielsen Media Research rating period, 16 of our stations were up in the ratings, four were even with the prior year, and six were down. According to the report, 20 of our 26 stations are rated number one or two in their markets from sign-on to sign-off. Once again,

WFLA in Tampa was the top-rated station in Florida.

Our news coverage included extended reporting on the hurricanes and the elections. Five stations upgraded their entertainment programming by adding *Dr. Phil*, and WFLA added a locally produced entertainment show called *The Spot*.

Two Media General stations, KWCH in Wichita, Kan., and WSAV in Savannah, Ga., won prestigious national Edward R. Murrow awards.

The key challenge in 2005 is to replace Political, Super Bowl and Olympics advertising revenues that will not return until 2006.

New revenue initiatives include targeting advertisers new to TV, capturing co-op funds available to retailers from manufacturers, and special incentive programs.

For more information about the Broadcast Division, see pages 22 and 40.





(Top) Bill Ward, sports writer, *The Tampa Tribune*, covered the Summer Olympics in Athens, and the U.S. Olympic swim trials in Long Beach, Calif., including taking photographs such as this one and providing video footage.

(Above) Heidi Heilbrunn, a photographer with the Florence *Morning News*, photographed South Carolina U.S. Senate candidates Jim DeMint (R) and Inez Tenenbaum (D) during a debate.

## Time Sales Growth
2004 % increase, including political



Local   National

□ MG
▨ Industry

Local: 10, 7.6
National: 22, 14.6

Source: TVB Monthly Group Time Sales Survey

# INTERACTIVE MEDIA DIVISION

The division has transitioned from merely posting news stories from its Media General partners to telling stories interactively and engaging readers in ways that newspapers and broadcast stations cannot.



**INTERACTIVE MEDIA** revenues were up 44%, to a record $13.9 million, driven by a 50% increase in Classified advertising in 2004.

In 2004, *TimesDispatch.com* and *TBO.com* became profitable for the first time, a major milestone in their brief history.

The division focused on quality, innovation, revenue generation and growth. We achieved revenue growth through innovations in classified selling and expanded deployment of such products as "Top Jobs" and interactive guides, as well as creative sales processes. We made strides in streamlining processes, in creating new revenue streams and in launching new initiatives. Special emphasis was placed on expanding

advertising sponsorships and maximizing classified opportunities.

A record number of users visited Media General's online sites, and the number of visits grew by 17%.

Online classified advertising grew 50%, and local display advertising increased by 25%. Classified liner upsells accounted for 37% of total division revenue. Newspaper advertisers bought an online component for approximately 83% of their ads.

The division continued to expand its "Tops" revenue by adding "Top Homes," "Top Autos" and "Top Stuff" to the already successful "Top Jobs" program. These display classified notices are in highly visible site positions, adjacent to content,

*TimesDispatch.com* set impressive records when Tropical Storm Gaston flooded Richmond. Page views were up nearly 170% the day after the storm.

### Interactive Media Revenues
$13.9 million



☐ Classified  65%
■ Local  17%
■ National  7%
■ Boxerjam  4%
■ Other  7%

# We launched systems for users to purchase print classified ads in most Media General newspapers.

and sold for a premium price. Now all Media General Web sites provide advertising messages directed at the passive user to gain attention for automotive, homes and private party merchandise.

Also contributing to growth were newspaper display ads upsold to the Web, as well as banners, sponsorships and supplemental products such as special promotions, Web hosting and design services.

In Auburn, Ala., we are reaching a younger audience through *The Corner*, a multimedia publication and Web site, focused on Auburn University. The content includes entertainment, sports and embedded video.

A regional Web site, accessible through all our local sites, provided unique and comprehensive coverage of the 2004 campaign. Drawing in part from the work of our print and TV journalists, the campaign coverage included daily streaming video updates that were exclusive to our Web sites, as well as slide shows and other enhanced features.

A new system for serving Web pages helped us to deal with the crush of traffic during hurricane threats. It also speeds delivery during normal times and makes it easier for search engines to index our content.

We also introduced embedded Flash video, which runs independent of any media player. We are using it to produce new revenue from video advertising that we can target to specific categories of users.

*TBO.com* demonstrated why it is Tampa Bay's preferred local Web site when it provided vital information during the hurricanes.

During September alone, we served 46 million page views, compared with 15 million in September 2003. *JournalNow.com* and *TBO.com* also received national recognition for multimedia projects.

Initiatives for 2005 include increased use of embedded video, expansion of specialty classified advertising programs, improved customer focus and a search function across all advertising categories.

For more information about the Interactive Media Division, see pages 23 and 40.



During the 2004 hurricanes at peak periods, page views at *TBO.com* were 10 times higher than normal. Marty Strasen, sports and weather producer, works on a news story.



**Site Traffic**
In millions

450
324
77   90

☐ Page Views
▧ Visits

'03   '04      '03   '04



Financials



This discussion addresses the principal factors affecting the Company's financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found elsewhere in this report.

## OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States operating in three divisions: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and nearly 100 other publications, 26 network-affiliated television stations, and operates more than 50 online enterprises. Media General's revenues are driven primarily by advertiser spending, and the state of the economy is the common denominator that influences most of this spending. As the economy surges and ebbs, many of the Company's revenue categories are influenced accordingly. For example, in 2004 as the economy improved, the Company saw revenue growth in Classified and Local advertising, but Retail and National advertising remained soft. Significant events like the Olympics and the Super Bowl, as well as national and statewide political races, provide added impetus to revenues, particularly in the Broadcast Division. These events, or their absence, in a given year, introduce a certain cyclicality to the Company's Broadcast revenues as even-numbered years tend to be stronger than odd-numbered years. Reflecting this, the Company's Broadcast Division had a stellar year in 2004; Political advertising, totaling nearly $38 million in 2004, led the way much as it had done in 2002. Another factor that influences the Company's profits – and in particular the advertising rates that can be charged – is the level of circulation in the Publishing Division. In the face of a slow erosion of circulation in the publishing industry, the Company has worked hard to sustain and even increase circulation. With readership studies, promotion and other investments, the Company has made progress on this front, showing circulation growth in 2003 and only nominal declines in 2004; these results outperformed the industry in both years. Additionally, the Company has focused resources on Interactive Media – its newest division that is beginning its 5th year – in order to serve those people who prefer to get their news and information online.

Another catalyst for the Company is newsprint prices, which influences its results in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of over one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division's total costs (13% to 15% the last three years). While higher newsprint prices are beneficial to SPNC, as they translate into increased profits, they are detrimental to the Publishing Division because they increase production costs. The Company's share of SPNC's annual production is approximately 350,000 short tons, which is more than twice the approximate annual newsprint consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price affects the Company's net income by approximately $120 thousand annually. By virtue of its investment in SPNC the Company is a net producer of newsprint and, therefore, a net beneficiary of higher newsprint prices.

Newsprint is a commodity whose price continually responds to supply / demand imbalances. After hitting a 20-year low in 2002, newsprint prices have been rising, as shown in the accompanying graph which presents the fall and the rise of the Company's average newsprint cost per short ton over a three-year span. The Company expects that this upward trend will continue in 2005 (a $35 / ton increase has been announced for March 1) as the combination of anticipated strengthening of advertising within the publishing industry along with some recently announced mill shutdowns should allow for continued upward price mobility. The financial results of SPNC over the past three-year period reflected the rising prices shown below. The company's share was a loss of $13.5 million in 2002 that improved to a loss of $5.4 million in 2003, as prices rose, and further improved to income of $1 million in 2004 as prices continued to increase.

### Newsprint Price Per Short Ton
Dollars



In June 2003, the Federal Communications Commission (FCC) revised its media ownership regulations. The FCC's new rules allowed common-ownership of broadcast stations and newspapers in all large markets, and would allow cross-ownership on a more limited basis in all but the smallest markets. The new regulations, including new television duopoly rules, were put on hold and then sent back to the FCC as part of a judicial review process. While the FCC has declined to pursue the matter any further, the Company has filed a petition with the United States Supreme Court seeking review of the prior proceedings, as have others. The Company believes that the old ownership regulations, which date from 1975 (and the revised rules to a lesser degree), impinge on the Company's First Amendment rights. It believes that the ban on cross-ownership should be lifted in all markets. A favorable ruling would afford the Company greater opportunities to expand its convergence efforts in the Southeast. If the Supreme Court declines to hear the matter, media ownership issues will be considered further by the FCC. In either case, the resolution of this matter will take some time. While this process continues, the Company is seeking license renewals and waivers from the FCC for several of its television stations where the Company's cross-ownership remains an issue under the 1975 regulations.

The Company believes that uncertainty about media ownership issues has had the effect of dampening the acquisition market in recent years as buyers and sellers waited for the FCC to provide additional clarity. Because of the extensive judicial process described above, that clarity has not materialized. Nevertheless, as attrac-

tive acquisition opportunities emerge, the Company will evaluate them, and expects to expand its reach in a disciplined fashion.

## CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risks, and financial condition. Actual results could differ from those estimates. The Company's most critical accounting estimates and assumptions are in the following areas:

### Intangible assets

As discussed in Note 2, in 2002 the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, and recorded an after-tax impairment charge of $126.3 million. The Company reviews the carrying value of goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing a discounted cash flow model. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth-quarter 2004 test indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company's performance and overall market conditions, future impairment charges are possible.

In September 2004 the Securities and Exchange Commission announced, under EITF Topic No. D-108, that the residual method (until now, a method in common use in the broadcast industry) will no longer be accepted as an appropriate method to value acquired assets other than goodwill; instead, a direct method is required to be used. The Company's FCC licenses were originally valued using a residual method. The Company is evaluating the impact of this announcement but does expect that this change in methodology will result in a material change to the carrying value of intangible assets related to its FCC licenses. The Company will record an expense for any such excess as a cumulative effect of a change in accounting principle in the first quarter of 2005.

The Company also periodically reevaluates the remaining useful life of its intangible assets. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of its network affiliation intangible assets (previously 40 years) and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of the underlying contract would occur. As a result of this change, acquired intangibles amortization is expected to be nearly $19 million in the coming year compared to $17.1 million in 2004.

### Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company's pension and other postretirement plans requires the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trends. The actuarial assumptions used in the Company's pension and postretirement reporting are reviewed annually with independent actuaries

and compared with external benchmarks, historical trends, and the Company's own experience to determine that its assumptions are reasonable. A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2004 of approximately $2.7 million. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $6.6 million or raised by approximately $7.4 million, respectively, the plans' 2004 expense and would have changed the plans' accumulated obligations by $43 million to $50 million as of the end of 2004.

During 2004, as discussed in Note 9, the Company recorded its estimate of the benefit it expects to receive as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company's accumulated postretirement benefit obligation was reduced by $5.6 million and its net periodic postretirement benefit cost was reduced by approximately $800,000. These amounts are based on various assumptions including equivalency of a portion of the Company's plan to Medicare part D as well as expectations regarding participation rates going forward. As more detailed regulations emerge and participant behaviors become clearer, these estimates may need to be adjusted.

### Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers' compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $18.5 million at December 26, 2004) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company's eventual cost differing from the estimate.

### Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of the various audits.

The Company records income tax expense and liabilities in accordance with SFAS No. 109, *Accounting for Income Taxes*, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company bases its estimate of those deferred tax assets and liabilities on current tax laws and rates as well as expected future income. Therefore, any significant changes in enacted federal and state tax laws or in expected future earnings might impact income tax expense and deferred tax assets and liabilities. The Company expects to benefit from the Qualified Production Activity Deduction (QPAD), which was passed as part of the American Jobs Creation Act of 2004 and made effective for years beginning after 2004. The QPAD, which effectively lowers the federal tax rate of domestic manufacturers, will be phased in increasingly over a five-year period. The statute underlying the QPAD is vague and the definition of "Qualifying Production Activity" is not yet clear; however, the Company

currently does not believe that all its activities will qualify for the QPAD. The Company is awaiting further guidance and regulation from the Treasury Department before it can fully determine the impact of this new act.

### Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries and accountants, that its estimates and assumptions are reasonable and are in accordance with GAAP. Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company. Management has discussed and will continue to discuss the development, selection, and disclosure of key estimates with the Audit Committee of the Board of Directors.

## RESULTS OF OPERATIONS

### Net income

In 2004, net income of $80.2 million ($3.38 per diluted share) rose sharply from 2003's net income of $58.7 million ($2.50 per diluted share). The 2003 year included two items that nearly offset one another but nevertheless influenced results. The first was the October 2003 sale of Media General Financial Services, Inc. (MGFS) on which the Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million) and income from discontinued operations of $964 thousand (net of income taxes of $551 thousand). The second item was the July 2003 adoption of FIN 46, *Consolidation of Variable Interest Entities*, which resulted in the consolidation of certain VIEs that own real property leased to the Company. The Company added assets (primarily buildings) and liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes).

The improved year-over-year performance was led by a 15% rise in segment operating profits as the Broadcast Division posted record Political revenues and Classified advertising in the Publishing and Interactive Media Divisions was strong. Other significant factors included a $6.4 million improvement (and a return to profitability) in the Company's share of SPNC's results due to higher newsprint prices, a $6.1 million gain on a legal settlement and a $3.3 million reduction in interest expense. Together, these were more than sufficient to overcome $4.8 million of higher network affiliation intangibles amortization.

The Company's 2003 net income of $58.7 million had rebounded from an accounting-change induced net loss of $72.9 million ($3.14 per diluted share) in 2002. Three items had a substantial impact on the Company's comparable results. The MGFS sale and the adoption of FIN 46 were described previously. The third item was the January 2002 adoption of SFAS No. 142 which established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. Upon adoption of SFAS No. 142, the Company ceased amortization of indefinite-lived intangibles and recognized an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in

accounting principle in the 2002 financial statements.

Income from continuing operations rose $7 million to $59 million ($2.52 per diluted share) in 2003 from $52 million ($2.24 per diluted share) in 2002. The majority of this increase reflected improvement in two key areas: interest rates which were substantially lower and precipitated a 28% reduction in year-over-year interest expense and newsprint selling prices which increased solidly and reduced losses from the Company's share of its investment in SP Newsprint Company by $8.2 million. Conversely, divisional profits were down 2.4% as the Broadcast Division struggled to replace political advertising revenues in the 2003 off-election year, leading to a 17% year-over-year decline in that Division's segment operating profit.

### Publishing

Operating profits increased $7.2 million, or 5.8%, in 2004 over the equivalent 2003 period due to a $22.4 million increase in revenues offset by a $15.3 million increase in operating expenses. Continuing a trend that began late in 2003, Classified advertising, particularly employment advertising, was the growth engine for the Division throughout the year, finishing ahead of 2003 by 8.5%. Preprint and Circulation revenues also contributed nicely although the latter category was more the result of rate increases than of volume growth. Offsetting these increases was sluggish performance in National and Retail advertising where improved consumer confidence did not materialize as anticipated causing advertisers to remain cautious with the their spending. The graph that follows shows the strength of Classified and Preprints and the challenges experienced in National and Retail over the past three years.

### Publishing Advertising Revenues By Category
$ in millions



The increase in operating expenses reflects the rising newsprint prices shown in the earlier graph, higher compensation and benefits costs, as well as increases in other departmental expenses, particularly in Tampa, related to its circulation growth plan initiatives, ongoing maintenance of facilities, and higher relocation and training costs. Newsprint costs (up $5.8 million) were the single largest factor in the expense increase as the average cost of a ton of newsprint consumed by the Publishing division rose $40 to $469 per ton. A 2.1% rise in salaries and benefits expense reflects merit increases and higher retirement plan costs offset by open positions across the division.

Operating profit in 2003 for the Publishing Division decreased a modest $1.9 million from 2002. After adjusting for the $900 thousand improvement in the Company's share of The Denver Post's results (from a loss of $200 thousand in 2002 to income of $700 thousand in 2003), operating profit of the Division's wholly owned operations was down $2.8 million. Revenues increased by 2.9%, or $15.5 million, however operating expenses rose by $18.3 million. Despite the challenging advertising climate in early 2003, all advertising revenue categories showed improvement over 2002 with the exception of Retail, which has struggled over the past few years as some advertisers have migrated toward preprints. This shift toward preprints has been felt industry wide as some advertisers view preprint ads as another effective means of reaching their target customers. National advertising increased in 2003 as a result of strong telecommunication advertising activity. Classified recovered nicely, particularly in the latter part of 2003, as it rebounded from the prior year's weak advertising environment on the strength of real estate advertising and fourth-quarter growth in employment advertising.

Publishing Division operating expenses in 2003 increased $18.3 million from 2002. The majority of this increase was attributable to a combination of higher employee compensation and benefits costs and increased newsprint expense. Employee compensation and benefit costs were up 4.3% from 2002 due to annual salary increases and higher health care and retirement plan expenses. Newsprint expense was up $5.1 million over 2002 as prices continued the gradual ascent which had begun in August of 2002. A $28 per short ton rise in average price generated $3.7 million of this increase; the remaining $1.4 million was attributable to additional consumption resulting from expanded advertising linage, circulation increases and war coverage in early 2003.

As mentioned above, the Company's share of results from The Denver Post Corporation improved $900 thousand to income of $700 thousand in 2003. The increased year-over-year results were attributable to improved operating revenues (driven by increases in National advertising, Preprints and Circulation revenues) combined with the absence of certain prior-year expenses associated with the formation of a Joint Operating Agreement with the Denver Rocky Mountain News.

### Broadcast

Broadcast operating profits in 2004 surged 39% to $92.5 million due primarily to a record level of Political revenues. In total, Broadcast Division revenues increased $37.4 million, or 13%, in this even-numbered year as both Local and National advertising showed year-over-year increases led by the automotive, services, and telecommunications categories. Early in the year, Super Bowl advertising was strong, as was the advertising related to the Summer Olympics. Political advertising, which totaled $37.7 million, exceeded expectations throughout the year and reached its zenith in October. Spending related to the presidential campaign, Senate races across the Southeast, and issue-oriented advertising all contributed. The following graph shows Political advertising as a percentage of total time sales and very clearly demonstrates how Political advertising contributes to the cyclicality discussed earlier.



Political Advertising as a Percentage of Total Time Sales
Percentage

Operating expenses in the Broadcast Division increased 5.3% during the year, more than half of which related to compensation and benefits costs due to higher commissions and higher retirement plan costs. Additionally, fees for programming and for market-rating services also rose. Investments made by the Division over the past several years in news and other programs are paying dividends. At the close of 2004, 20 of the Company's stations (including satellites) were ranked #1 or #2 in their markets. It is this strength of market position that makes the Company's stations attractive outlets to the candidates for their political advertising.

In 2003 Broadcast operating profit dropped $13.4 million from 2002 as the Division faced several challenges in its efforts to achieve revenue growth. First, 2003 was an odd-numbered year, which meant that it was both a slow Political advertising year and that there was no Olympics-related advertising. The Division experienced a $24.9 million decline in Political ad revenues in this off-election year as Political time sales decreased to just over $7 million.

Second, a turbulent geopolitical environment led to cancellations and delays in advertising spending, particularly early in the year during the initial phase of the war in Iraq. Despite these obstacles, Local advertising surpassed the prior year by more than $10 million (6.2%) on strength in the automotive and furniture categories; the Division pursued its aggressive new business development strategies which included targeting new advertisers and offering client incentives. Led by the automotive category, National advertising demonstrated moderate growth of $1.4 million (1.4%) as advertiser apprehensions subsided and the economy began to stabilize.

The nominal increase in the Broadcast Division's operating expenses of $700 thousand in 2003 was primarily the result of higher sales-related expenses associated with revenue enhancement programs in an effort to replace the expected decrease in Political advertising. Additionally, compensation and benefit costs rose 1.6% due solely to higher expenses related to health care and retirement plan increases. The cumulative increase in these expenses more than offset an 8.3% decrease in programming costs that resulted from reduced license fees, lower renewal fees for certain programs and several schedule changes. The Division was quite successful in its cost-containment endeavors as operating expenses only rose 0.3% over 2002; the majority of that increase was related to advertiser incentives, market research costs and sales development costs as which were part of a concerted effort to stimulate new advertising revenues.

## Interactive Media

Excluding a gain recorded in 2003 related to the sale of an investment, the Interactive Media Division's 2004 operating loss of $6.3 million represented a 9.6% improvement from the prior year. Revenues grew by 44% (to $13.9 million) with nearly three-quarters of that amount coming from Classified advertising as upsell arrangements continued to thrive. Under these arrangements, customers pay an additional fee to have their classified advertisements placed online simultaneously with their publication in the Company's newspapers. As noted previously, in early 2003 the Company sold its investment in Hoover's, Inc., for $16.8 million, producing a pre-tax gain of $5.7 million ($3.7 million net of income taxes). The graph that follows shows the 50% growth in Classified advertising over each of the past two years as well as strong growth in other online revenues.

## IMD Revenues
$ in millions



In addition to the Hoover's sale mentioned above, comparability of the 2003 results to 2002 in IMD was disrupted by another factor. The Company experienced losses and write-offs from its share of certain equity and cost investments in various start-up ventures of $5.2 million in 2002. Absent the above-mentioned items, Interactive Media operating losses increased $300 thousand in 2003 compared to 2002. A $3.6 million increase in revenues was driven by a nearly 50% year-over-year rise in Classified due largely to upsells. Other online revenues associated with the Division's wholly owned websites and portals showed strong growth as well.

Beginning with the 2001 formation of the Interactive Media Division, the Company anticipated increased losses for several years as innovative products were developed and acquired, new advertiser relationships were built, and the infrastructure to support the Division was formed. The Division remains focused on this development but progress is being made. By the end of 2004, the Company's two largest online enterprises, *TBO.com* and *Times-Dispatch.com*, were consistently profitable and the Division's other enterprises were making progress. Based on the continuation of strong revenue growth and the maturation of its infrastructure, the Company currently expects the Division to become cash flow positive during the latter half of 2006.

### Interest expense

In 2004 interest expense decreased $3.3 million to $31 million due primarily to a $42 million reduction in average debt outstanding augmented by an approximate 20 basis point reduction in average rate. In 2003 interest expense decreased $13.5 million due in large part to a decrease in the effective interest rate of approximately 140 basis points. Also fueling the reduction, average debt outstanding decreased $63 million for the year despite a $95.3 million addition to debt in 2003's third quarter as a result of the adoption of FIN 46, which is discussed more fully in Note 1.

During the first quarter of 2003, all four of the Company's interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million became effective. Two of these swaps matured in the first quarter of 2004; the remaining two swaps will do the same in the first quarter of 2005. These swaps are part of an overall interest-rate risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These instruments are not intended to be traded for profit or loss. They are cash flow hedges that effectively convert the covered portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.6% at December 26, 2004. If short-term interest rates were to be higher or lower by one percentage point throughout 2005 with the interest rate swaps terminating as described above, and assuming that the Company's long-term debt remained unchanged from year end, the Company's interest expense and income before taxes would change by approximately $3 million.

### Income taxes

The Company's effective tax rate on income from continuing operations was approximately 37%, 37% and 39% in 2004, 2003 and 2002. The decline in 2003's rate was attributable to a decrease in the proportion of certain nondeductible benefit plan expenses, as well as to higher utilization of certain fuel tax credits.

## LIQUIDITY

The Company expects that net cash flows from operations over the next 12 months will provide it with sufficient resources to manage working capital needs, pay dividends, and finance a higher level of capital expenditures; it will look to the unused portion of its credit facilities (described more fully below), if necessary, to fund new growth opportunities. The higher level of capital expenditures in 2005 will include final transitioning to full-power digital signals at the Company's television stations as well as press projects at the Company's Publishing operations in Bristol, Opelika-Auburn, and Lynchburg.

The Company has typically generated strong net cash provided by operations (ranging from $125 million to $173 million per year over the last 5 years). Additionally, the Company has historically generated cash from the sale of those operations and investments that were not central to its mission. The Company's philosophy is to use excess cash flow, whether from operations or from sales proceeds, to repay debt, which has the effect of strengthening the balance sheet. A stronger balance sheet enhances the Company's ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to act on attractive acquisition opportunities.

The following table illustrates this philosophy by highlighting the major cash flows of the Company over the past three years:

(In millions)

| Major cash flows | | 2004 | | 2003 | | 2002 |
|---|---|---|---|---|---|---|
| Net cash provided by operations | $ | 171.3 | $ | 151.6 | $ | 163.9 |
| Proceeds from dispositions | | — | | 29.3 | | — |
| Capital expenditures | | (37.8) | | (31.8) | | (37.9) |
| Dividend payments | | (19.0) | | (17.8) | | (16.7) |
| Pension plan contribution | | (35.0) | | (21.0) | | — |
| Other | | 14.5 | | 1.1 | | 25.9 |
| Cash available | | 94.0 | | 111.4 | | 135.2 |
| Acquisitions | | — | | (0.4) | | (1.1) |
| Repayment of debt | $ | 94.0 | $ | 111.0 | $ | 134.1 |

Subsequent to the end of 2004, the majority owner of the Denver Post Corporation exercised its option to buy the Company's 20% ownership position. Under the terms of the option, which are described more fully in Note 4, the transaction would close in the second quarter of 2005 following an appraisal process to determine the fair market value of the stock. The Company anticipates receiving significant cash proceeds and recording a material gain upon completion of the sale.

The table that follows shows long-term debt and other specified obligations of the Company:

(In millions)

| Contractual obligations | | Total | | 2005 | | 2006 2007 | | 2008 2009 | | 2010 and beyond |
|---|---|---|---|---|---|---|---|---|---|---|
| Long-term debt: | | | | | | | | | | |
|   Revolving credit facility | $ | 225.0 | $ | — | $ | 225.0 | $ | — | $ | — |
|   Universal shelf registration | | 200.0 | | — | | 200.0 | | — | | — |
|   Borrowings of VIEs | | 95.3 | | — | | 95.3 | | — | | — |
|   Other | | 13.0 | | 13.0 | | — | | — | | — |
| Operating leases[1] | | 19.7 | | 4.6 | | 6.2 | | 2.7 | | 6.2 |
| Broadcast film rights[2] | | 94.9 | | 15.1 | | 30.4 | | 32.5 | | 16.9 |
| Estimated benefit payments from Company assets[3] | | 43.8 | | 4.5 | | 8.2 | | 8.6 | | 22.5 |
| Purchase obligations[4] | | 138.6 | | 107.5 | | 14.2 | | 9.3 | | 7.6 |
| Total specified obligations | $ | 830.3 | $ | 144.7 | $ | 579.3 | $ | 53.1 | $ | 53.2 |

[1] Minimum rental commitments under noncancelable lease terms in excess of one year.

[2] Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.

[3] Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2013.

[4] Includes: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, 3) significant non-ordinary course contract-based obligations.

The Company has in place a $1 billion revolving credit facility and a universal shelf registration which allows for the issuance of public debt or equity totaling $1.2 billion combined (together the "Facilities"). As shown above, at the end of 2004 there were borrowings of $225 million outstanding under the revolving credit facility and $200 million in senior notes outstanding under the universal shelf. The Facilities carry cross-default provisions between the revolving credit and the senior notes and are guaranteed by the Company's subsidiaries. The revolving credit facility has covenants stipulating certain maximum or minimum levels of interest coverage and leverage. These covenants, which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company's maximum borrowing capacity under the Facilities. A significant drop in the Company's EBITDA or a large increase in the Company's debt level (without a commensurate increase in EBITDA) could make it challenging to meet the leverage ratio. The Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward. In order to take advantage of a favorable bank-credit-market environment, the Company expects to replace its current revolving credit facility late in the first quarter of 2005 with a similar facility that would not mature until 2010.

The Company's retirement plan, like many such plans, is in an underfunded position due to a combination of low investment returns in the early part of this century and lower discount rates. As a result, although not required to do so, the Company made a $35 million contribution to its retirement plan trust in early 2004 and a $21 million contribution in 2003 with the expectation of reducing the ultimate amount that it would need to contribute. The Company does not expect to make additional contributions in the near term, but whether it does or does not will depend directly upon future changes in market values, rates of return, discount rates, and plan benefits and design, among other factors. The Company believes that its contributions were the appropriate steps to take for the long-term benefit of the retirement plan, the Company, and its employees.

## OUTLOOK FOR 2005

Due to the strength of 2004 and the fact that 2005 is an odd-numbered year, the Company will be challenged to replace certain significant sources of revenue, most notably in the Broadcast Division. Unlike 2004, the Company will not have revenues from Super Bowl advertising nor from Olympics advertising, and it faces the daunting task of replacing nearly $38 million of Political revenues. The Broadcast Division has developed plans to replace most of this revenue, but a shortfall still can be expected. In the Publishing and Interactive Media Divisions, the picture is brighter. Publishing expects to continue the advertising revenue growth levels of the 4th quarter of 2004 as Classified maintains its strong position and Retail and National show year-over-year growth; higher newsprint prices are anticipated and will offset some of these advances. The Interactive Media Division expects strong revenue growth and should continue its progress to profitability. Higher newsprint prices will favorably impact the Company's share of SP Newsprint's results. The Company plans to increase long-term shareholder value through continued strategic capital investments at its current operations while looking for expanded opportunities across the Southeast.

\* \* \* \* \* \* \*

*Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, pension contributions, advertising levels and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates," "intends" and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.*

*Some significant factors that could affect actual results include: changes in advertising demand, changes in circulation levels, the availability and pricing of newsprint, changes in interest rates, the performance of pension plan assets, health care cost trends, regulatory rulings including those related to ERISA and tax laws, and the effects of new credit facilities, acquisitions, investments and dispositions on the Company's results of operations and its financial condition.*

Management of Media General, Inc., (the Company) has assessed the Company's internal control over financial reporting as of December 26, 2004, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that as of December 26, 2004, the Company's system of internal control over financial reporting was properly designed and operating effectively based upon the specified criteria.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is comprised of policies, procedures and reports designed to provide reasonable assurance, to the Company's management and board of directors, that the financial reporting and the preparation of financial statements for external purposes has been handled in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) govern records to accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable safeguards against or timely detection of material unauthorized acquisition, use or disposition of the Company's assets.

Internal controls over financial reporting may not prevent or detect all misstatements. Additionally, projections as to the effectiveness of controls to future periods are subject to the risk that controls may not continue to operate at their current effectiveness levels due to changes in personnel or in the Company's operating environment.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the Company's consolidated financial statements, has issued an attestation report on management's assessment of the Company's internal control over financial reporting which is included elsewhere in this annual report.

January 26, 2005

J. Stewart Bryan III
Chairman and
Chief Executive Officer

Marshall N. Morton
Vice Chairman and
Chief Financial Officer

O. Reid Ashe Jr.
President and
Chief Operating Officer

The Board of Directors and Stockholders
Media General, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Media General, Inc's Internal Control over Financial Reporting, that Media General, Inc. maintained effective internal control over financial reporting as of December 26, 2004, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Media General, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Media General, Inc. maintained effective internal control over financial reporting as of December 26, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Media General, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 26, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Media General, Inc., as of December 26, 2004, and December 28, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 26, 2004, and our report dated January 26, 2005 expressed an unqualified opinion thereon.

Richmond, Virginia
January 26, 2005

*Ernst + Young LLP*

The Board of Directors and Stockholders
Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 26, 2004, and December 28, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 26, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 26, 2004, and December 28, 2003, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 26, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for variable interest entities to comply with the accounting provisions of FASB Interpretation No. 46.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and certain other indefinite-lived intangible assets to comply with the accounting provisions of Statement of Financial Accounting Standards No. 142.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Media General, Inc.'s internal control over financial reporting as of December 26, 2004, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2005, expressed an unqualified opinion thereon.

Richmond, Virginia
January 26, 2005

*Ernst + Young LLP*

# Consolidated Statements of Operations

*(In thousands, except per share amounts)*

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | December 26, 2004 | December 28, 2003 | December 29, 2002 |
| Revenues | $ 900,420 | $ 837,423 | $ 831,582 |
| Operating costs: | | | |
|   Production | 375,752 | 356,694 | 345,647 |
|   Selling, general and administrative | 309,300 | 292,986 | 272,430 |
|   Depreciation and amortization | 66,036 | 65,467 | 65,401 |
|     Total operating costs | 751,088 | 715,147 | 683,478 |
| Operating income | 149,332 | 122,276 | 148,104 |
| Other income (expense): | | | |
|   Interest expense | (31,082) | (34,424) | (47,874) |
|   Investment income (loss) – unconsolidated affiliates | 1,551 | (4,672) | (14,129) |
|   Other, net | 7,477 | 10,666 | (115) |
|     Total other income (expense) | (22,054) | (28,430) | (62,118) |
| Income from continuing operations before income taxes and cumulative effect of change in accounting principle | 127,278 | 93,846 | 85,986 |
| Income taxes | 47,093 | 34,800 | 33,944 |
| Income from continuing operations before cumulative effect of change in accounting principle | 80,185 | 59,046 | 52,042 |
| Discontinued operations: | | | |
|   Income from discontinued operations (net of income taxes of $551 in 2003 and $787 in 2002) | – | 964 | 1,377 |
|   Gain on sale of operations (net of income taxes of $3,860 in 2003) | – | 6,754 | – |
| Cumulative effect of change in accounting principle (net of income tax benefit of $3,420 in 2003 and $12,188 in 2002) | – | (8,079) | (126,336) |
| Net income (loss) | $ 80,185 | $ 58,685 | $ (72,917) |
| Earnings (loss) per common share: | | | |
|   Income from continuing operations before cumulative effect of change in accounting principle | $ 3.43 | $ 2.56 | $ 2.27 |
|   Income from discontinued operations | – | 0.33 | 0.06 |
|   Cumulative effect of change in accounting principle | – | (0.35) | (5.51) |
| Net income (loss) | $ 3.43 | $ 2.54 | $ (3.18) |
| Earnings (loss) per common share – assuming dilution: | | | |
|   Income from continuing operations before cumulative effect of change in accounting principle | $ 3.38 | $ 2.52 | $ 2.24 |
|   Income from discontinued operations | – | 0.33 | 0.06 |
|   Cumulative effect of change in accounting principle | – | (0.35) | (5.44) |
| Net income (loss) | $ 3.38 | $ 2.50 | $ (3.14) |

Notes to Consolidated Financial Statements begin on page 34.

**ASSETS**

*(In thousands, except shares and per share amounts)*

| | December 26, 2004 | December 28, 2003 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 9,823 | $ 10,575 |
| Accounts receivable (less allowance for doubtful accounts 2004 - $5,994; 2003 - $7,011) | 117,177 | 113,226 |
| Inventories | 8,021 | 6,171 |
| Other | 35,826 | 32,649 |
| Total current assets | 170,847 | 162,621 |
| | | |
| Investments in unconsolidated affiliates | 93,277 | 89,994 |
| | | |
| Other assets | 59,676 | 60,277 |
| | | |
| Property, plant and equipment, at cost: | | |
| Land | 31,248 | 32,877 |
| Buildings | 269,341 | 269,842 |
| Machinery and equipment | 518,606 | 503,985 |
| Construction in progress | 13,280 | 10,669 |
| Accumulated depreciation | (410,176) | (383,285) |
| Net property, plant and equipment | 422,299 | 434,088 |
| | | |
| Excess of cost over fair value of net identifiable assets of acquired businesses | 832,004 | 832,004 |
| | | |
| FCC licenses and other intangibles | 790,709 | 807,771 |
| | | |
| Total assets | $ 2,368,812 | $ 2,386,755 |

Notes to Consolidated Financial Statements begin on page 34.

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 26, 2004 | December 28, 2003 |
|---|---:|---:|
| Current liabilities: | | |
| Accounts payable | $ 27,000 | $ 22,210 |
| Accrued expenses and other liabilities | 92,163 | 83,424 |
| Income taxes payable | 7,708 | 8,769 |
| Total current liabilities | 126,871 | 114,403 |
| Long-term debt | 437,960 | 531,969 |
| Borrowings of consolidated variable interest entities | 95,320 | 95,320 |
| Deferred income taxes | 390,132 | 362,769 |
| Other liabilities and deferred credits | 134,760 | 174,833 |
| Commitments and contingencies (Note 11) | | |
| Stockholders' equity: | | |
| Preferred stock ($5 cumulative convertible), par value $5 per share: | | |
| authorized 5,000,000 shares; none outstanding | | |
| Common stock, par value $5 per share: | | |
| Class A, authorized 75,000,000 shares; issued 23,230,109 and 22,989,506 shares | 116,150 | 114,947 |
| Class B, authorized 600,000 shares; issued 555,992 shares | 2,780 | 2,780 |
| Additional paid-in capital | 46,067 | 34,595 |
| Accumulated other comprehensive income (loss): | | |
| Unrealized gain on equity securities | 2,222 | 3,498 |
| Unrealized loss on derivative contracts | (5,971) | (9,757) |
| Minimum pension liability | (46,903) | (44,725) |
| Unearned compensation | (9,408) | (11,670) |
| Retained earnings | 1,078,832 | 1,017,793 |
| Total stockholders' equity | 1,183,769 | 1,107,461 |
| Total liabilities and stockholders' equity | $ 2,368,812 | $ 2,386,755 |

Notes to Consolidated Financial Statements begin on page 34.

# Consolidated Statements of Stockholders' Equity

*(In thousands, except shares and per share amounts)*

| | Class A Shares | Common Stock Class A | Common Stock Class B | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Unearned Compensation | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance at December 30, 2001** | 22,420,065 | $ 112,100 | $ 2,783 | $ 10,006 | $ (21,013) | $ (6,780) | $ 1,066,572 | $ 1,163,668 |
| Net loss | | – | – | – | – | – | (72,917) | (72,917) |
| Unrealized gain on equity securities (net of deferred taxes of $3,168) | | – | – | – | 5,560 | – | – | 5,560 |
| Unrealized gain on derivative contracts (net of deferred taxes of $2,552) | | – | – | – | 4,598 | – | – | 4,598 |
| Minimum pension liability (net of deferred tax benefit of $20,500) | | – | – | – | (35,924) | – | – | (35,924) |
| Comprehensive loss | | | | | | | | (98,683) |
| Cash dividends to shareholders ($0.72 per share) | | – | – | – | – | – | (16,662) | (16,662) |
| Exercise of stock options | 250,694 | 1,253 | – | 6,920 | – | – | – | 8,173 |
| Stock issuances | 3,619 | 18 | – | 180 | – | – | – | 198 |
| Income tax benefits relating to restricted shares and exercised options | | – | – | 2,418 | – | – | – | 2,418 |
| Amortization of unearned compensation | | – | – | – | – | 1,274 | – | 1,274 |
| Other | (21,912) | (109) | (3) | (1,020) | – | – | – | (1,132) |
| **Balance at December 29, 2002** | 22,652,466 | 113,262 | 2,780 | 18,504 | (46,779) | (5,506) | 976,993 | 1,059,254 |
| Net income | | – | – | – | – | – | 58,685 | 58,685 |
| Unrealized gain on equity securities (net of deferred taxes of $2,009) | | – | – | – | 3,498 | – | – | 3,498 |
| Reclassification of gains included in net income (net of deferred taxes of $2,139) | | – | – | – | (3,607) | – | – | (3,607) |
| Unrealized gain on derivative contracts (net of deferred taxes of $2,659) | | – | – | – | 4,705 | – | – | 4,705 |
| Minimum pension liability (net of deferred tax benefit of $4,765) | | – | – | – | (8,801) | – | – | (8,801) |
| Comprehensive income | | | | | | | | 54,480 |
| Cash dividends to shareholders ($0.76 per share) | | – | – | – | – | – | (17,800) | (17,800) |
| Exercise of stock options | 173,144 | 866 | – | 6,213 | – | – | – | 7,079 |
| Stock issuances | 157,488 | 787 | – | 8,031 | – | (8,645) | – | 173 |
| Income tax benefits relating to restricted shares and exercised options | | – | – | 1,507 | – | – | – | 1,507 |
| Amortization and forfeitures of unearned compensation | (3,900) | (20) | – | (199) | – | 2,481 | – | 2,262 |
| Other | 10,308 | 52 | – | 539 | – | – | (85) | 506 |
| **Balance at December 28, 2003** | 22,989,506 | 114,947 | 2,780 | 34,595 | (50,984) | (11,670) | 1,017,793 | 1,107,461 |
| Net income | | – | – | – | – | – | 80,185 | 80,185 |
| Unrealized loss on equity securities (net of deferred tax benefit of $742) | | – | – | – | (1,276) | – | – | (1,276) |
| Unrealized gain on derivative contracts (net of deferred taxes of $2,147) | | – | – | – | 3,786 | – | – | 3,786 |
| Minimum pension liability (net of deferred tax benefit of $1,248) | | – | – | – | (2,178) | – | – | (2,178) |
| Comprehensive income | | | | | | | | 80,517 |
| Cash dividends to shareholders ($0.80 per share) | | – | – | – | – | – | (18,955) | (18,955) |
| Exercise of stock options | 228,868 | 1,144 | – | 8,711 | – | – | – | 9,855 |
| Stock issuances | 3,735 | 19 | – | 210 | – | – | – | 229 |
| Income tax benefits relating to restricted shares and exercised options | | – | – | 2,036 | – | – | – | 2,036 |
| Amortization of unearned compensation | | – | – | – | – | 2,262 | – | 2,262 |
| Other | 8,000 | 40 | – | 515 | – | – | (191) | 364 |
| **Balance at December 26, 2004** | 23,230,109 | $ 116,150 | $ 2,780 | $ 46,067 | $ (50,652) | $ (9,408) | $ 1,078,832 | $ 1,183,769 |

Notes to Consolidated Financial Statements begin on page 34.

# Consolidated Statements of Cash Flows

*(In thousands)*

| | December 26, 2004 | December 28, 2003 | December 29, 2002 |
|---|---:|---:|---:|
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ 80,185 | $ 58,685 | $ (72,917) |
| Adjustments to reconcile net income (loss): | | | |
| Cumulative effect of change in accounting principle | – | 8,079 | 126,336 |
| Depreciation | 43,543 | 46,504 | 46,693 |
| Amortization | 22,493 | 19,021 | 18,802 |
| Deferred income taxes | 28,376 | 22,594 | 18,078 |
| Provision for doubtful accounts | 4,365 | 4,558 | 3,902 |
| Investment (income) loss - unconsolidated affiliates | (1,551) | 4,672 | 14,129 |
| Distribution from unconsolidated affiliate | – | – | 4,100 |
| Write-down of investments | – | – | 4,793 |
| Gain on settlement | (6,109) | – | – |
| Net gain on discontinued operations | – | (6,754) | – |
| Gain on sale of investment | – | (5,746) | – |
| Net cash provided by operations | 171,302 | 151,613 | 163,916 |
| Change in assets and liabilities: | | | |
| Retirement plan contributions | (35,014) | (21,000) | – |
| Accounts payable, accrued expenses and other liabilities | 4,437 | 1,477 | 10,434 |
| Reduction in advance from unconsolidated newsprint affiliate | – | (6,667) | – |
| Other, net | (2,337) | 1,340 | 2,891 |
| Net cash provided by operating activities | 138,388 | 126,763 | 177,241 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (37,835) | (31,774) | (37,903) |
| Purchase of businesses | – | (375) | (1,124) |
| Proceeds from sales of investment and discontinued operations | – | 29,286 | – |
| Contribution to unconsolidated newsprint affiliate | – | (2,000) | – |
| Other investments | (2,204) | (2,973) | (1,633) |
| Other, net | 1,440 | 520 | 5,547 |
| Net cash used by investing activities | (38,599) | (7,316) | (35,113) |
| **Cash flows from financing activities:** | | | |
| Increase in debt | 313,500 | 286,000 | 251,000 |
| Repayment of debt | (407,509) | (396,968) | (385,091) |
| Cash dividends paid | (18,955) | (17,800) | (16,662) |
| Proceeds from stock options exercised | 9,855 | 7,079 | 8,173 |
| Other, net | 2,568 | 1,538 | 2,594 |
| Net cash used by financing activities | (100,541) | (120,151) | (139,986) |
| Net (decrease) increase in cash and cash equivalents | (752) | (704) | 2,142 |
| Cash and cash equivalents at beginning of year | 10,575 | 11,279 | 9,137 |
| Cash and cash equivalents at end of year | $ 9,823 | $ 10,575 | $ 11,279 |

Notes to Consolidated Financial Statements begin on page 34.

# Notes to Consolidated Financial Statements

## Note 1: Summary of Significant Accounting Policies

### Fiscal year

The Company's fiscal year ends on the last Sunday in December.

### Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned, and certain variable interest entities for which Media General, Inc. is the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in other companies in which the Company has significant influence; generally, this represents investments comprising approximately 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company reevaluates its estimates on an ongoing basis. Actual results could differ from those estimates.

### Presentation

Certain prior-year financial information has been reclassified to conform with the current year's presentation.

### Revenue recognition

The Company's principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from other online activities. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide rebates or discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated rebates and discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires the Company to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volume realized. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Amounts received from customers in advance are deferred until earned.

### Cash and cash equivalents

Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.

### Derivatives

Derivatives are recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in the line item "Other, net" during the period of change. For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the Company's OCI and is reclassified into earnings (interest expense for interest rate swaps and newsprint expense for newsprint swaps) in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company's current earnings during the period of change. Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item "Other assets" or "Other liabilities and deferred credits".

### Accounts receivable and concentrations of credit risk

Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States. The Company's trade receivables result from its publishing, broadcast and interactive media operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables. The Company maintains an allowance for doubtful accounts based on both the aging of accounts at period end and specific allocations for certain customers.

### Inventories

Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market. The value of newsprint inventories and broadcast equipment is determined by the first-in, first-out, and specific identification methods, respectively.

### Self-Insurance

The Company self-insures for certain employee medical and disability income benefits, workers' compensation costs, as well as automobile and general liability claims. The Company's responsibility for workers' compensation and auto and general liability claims are capped at a certain dollar level (generally $150 thousand to $250 thousand, depending on claim type). Insurance liabilities are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims. Estimates for projected settlements and incurred but not reported claims are based on development factors, including historical trends and data, provided by a third party.

### Broadcast film rights

Broadcast film rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. Program rights and the corresponding contractual obligations are recorded as other assets (based upon the expected use in succeeding years) and as other liabilities (in accordance with the payment terms of the contract) in the Consolidated Balance Sheets when programs become available for use. Generally, program rights of one year or less are amortized using the straight-line method; program rights of longer duration are amortized using an accelerated method.

**Property and depreciation**

Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Major renovations and improvements and interest expense incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

**Intangible and other long-lived assets**

When indicators of impairment are present, management evaluates the recoverability of long-lived tangible and finite-lived intangible assets by reviewing current and projected profitability using undiscounted cash flows of such assets. Annually, or more frequently if impairment indicators are present, management evaluates the recoverability of indefinite-lived intangibles by reporting unit using estimated discounted cash flows to determine their fair value.

Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks. With the adoption of SFAS No. 142 in 2002, amortization of indefinite-lived intangibles ceased, but finite-lived intangibles continued to be amortized by the straight-line method over periods ranging from 1 to 12 years; in December 2003 network affiliation intangible assets were determined to have a finite life of 40 years and amortization was initiated. A reevaluation of network affiliation intangible asset lives resulted in this asset being amortized over 25 years beginning with the fourth quarter of 2004. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

**Income taxes**

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

**Comprehensive income**

The Company's comprehensive income consists of net income, minimum pension liability adjustments, unrealized gains and losses on certain investments in equity securities (including reclassification adjustments), and changes in the value of derivative contracts as well as the Company's share of OCI from its investments accounted for under the equity method.

**Stock-based compensation**

The Company's three stock-based employee compensation plans, which are described more fully in Note 8, are accounted for in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.84%, 3.71%, and 4.91%; dividend yields of 1.36%, 1.38% and 1.33%; volatility factors of .48, .40 and .48; and an expected life of 8 years.

| | Years Ended | | |
| --- | --- | --- | --- |
| (In thousands, except per share amounts) | 2004 | 2003 | 2002 |
| Net income (loss), as reported | $ 80,185 | $ 58,685 | $ (72,917) |
| Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects | (4,590) | (4,450) | (4,458) |
| Pro forma net income (loss) | $ 75,595 | $ 54,235 | $ (77,375) |
| Earnings (loss) per share: | | | |
| Basic—as reported | $ 3.43 | $ 2.54 | $ (3.18) |
| Basic—pro forma | $ 3.24 | $ 2.35 | $ (3.37) |
| Diluted—as reported | $ 3.38 | $ 2.50 | $ (3.14) |
| Diluted—pro forma | $ 3.18 | $ 2.31 | $ (3.33) |

**New accounting pronouncements**

In December 2004, the Financial Accounting Strandards Board (FASB) issued Statement 123(R), *Share-Based Payment*, which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using APB No. 25 and requires instead that such transactions be accounted for using a fair-value-based method to recognize compensation expense. This statement will be effective for public companies for interim or annual periods beginning after June 15, 2005 (earlier adoption is permitted). The Company plans to adopt the statement as of the beginning of the third quarter in 2005 but has not yet determined which transition methodology it will utilize. The Company also continues to evaluate option-pricing models to value share-based transactions initiated after the date of adoption of Statement 123(R).

In September 2004 the Securities and Exchange Commission announced, under EITF Topic No. D-108, that the residual method (until

now, a method in common use in the broadcast industry) will no longer be accepted as an appropriate method to value acquired assets other than goodwill. Effective no later than the beginning of the first fiscal year after December 15, 2004, registrants will be required to use a direct valuation method for impairment testing on all identifiable intangible assets, including those previously valued using the residual method. Any excess carrying value over the fair value calculated using a direct method would be reported as a cumulative effect of a change in accounting principle. The Company's FCC licenses were originally valued using a residual method. The Company is evaluating the impact of this announcement but does expect that using a direct method will result in a material change to the carrying value of intangible assets related to its FCC licenses.

In the second quarter of 2004, the Company adopted (retroactive to the beginning of the year) FASB Staff Position 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. See Note 9 for a complete discussion of the effects of the Act.

In January 2003 the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities*. In general, the Interpretation requires that the assets, liabilities, and activities of a Variable Interest Entity (VIE) be consolidated into the financial statements of the enterprise that has the controlling financial interest. The Company adopted the Interpretation as of the beginning of the third quarter in 2003 and began consolidating certain VIEs which own real property leased to the Company. During 2002, the Company entered into lease agreements whereby variable interest entities borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to five years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. Upon adoption of FIN 46, the Company added the assets (primarily buildings) and the liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). Additionally, beginning with the third quarter of 2003, the Company began recognizing non-cash expense for depreciation and amortization, and reporting as interest expense certain amounts which had previously been reported as rent expense. The Company's cash flow was not affected by the adoption of this Interpretation. If the Company had consolidated the VIEs for all periods presented, pretax income would have been lower by $3 million and $1.6 million, in 2002, and the first half (prior to adoption) of 2003, respectively, due to the aforementioned non-cash expense. At December 26, 2004, the Company had assets of approximately $80 million related to VIEs (and pledged as collateral for the VIEs' debt) included on its Consolidated Balance Sheet.

The FASB issued two proposed statements in December 2003, which are expected to be finalized in early 2005. The first proposed statement, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3*, would require retrospective application (rather than cumulative effect treatment) for changes in accounting principles unless it is impracticable to determine the cumulative impact of period-specific effects of the accounting change. A change would be applied to the earliest period for which it is practicable and a corresponding adjustment to retained earnings would be made. If it would be impracticable to determine the cumulative effect, an accounting change would be applied prospectively from the earliest date practicable. This final standard would be effective for accounting changes made in periods beginning after December 15, 2005. The second proposed statement, *Earnings Per Share – an Amendment of FASB Statement No. 128*, would amend FAS No. 128 in several ways, most notably the number of incremental shares included in the denominator in year-to-date diluted earnings per share calculations would be computed by using the weighted average market price of common shares for the year-to-date period rather than by using the weighted average of incremental shares for each quarterly period during the year. This final standard will be effective for periods beginning after December 15, 2004. The Company does not expect that this proposed statement will have a significant impact on its calculated earnings per share.

## Note 2: Intangible Assets

Effective with the beginning of 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. It also established a new method of testing those assets for value impairment. It continued to require recognition of these items as assets but amortization as previously required by APB Opinion No. 17, *Intangible Assets*, ceased upon adoption in fiscal 2002. It also required that these assets be separately tested for impairment annually, or more frequently if impairment indicators arise, at the reporting-unit level using a fair-value-based approach. A reporting unit is defined as an operating segment or one level below an operating segment. The provisions of this statement apply not only to balances arising from acquisitions completed after June 30, 2001, but also to the unamortized balances at the date of adoption. Intangible assets that have finite lives continue to be amortized over their useful life.

At December 30, 2001 (prior to adoption), the Company had net goodwill of $934 million and other intangibles of $865 million. The other intangibles consisted of FCC licenses, network affiliations, assembled workforce, subscriber lists and other broadcast intangibles. Based on provisions in the standard, assembled workforce (approximating $4 million) was combined into goodwill and the useful lives of goodwill, FCC licenses and network affiliations were determined to be indefinite; accordingly, their amortization ceased. Subscriber lists and other broadcast intangibles were determined to have finite lives. These lives were reevaluated and remained unchanged. The indefinite-lived intangibles were evaluated for impairment by reporting unit, using estimated discounted cash flows to determine their fair value. Poor economic conditions in 2001 led to reduced expectations for cash flows in future years. This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements. This impairment loss was attributable to goodwill, network affiliations and FCC licenses in the Broadcast Segment reporting units of $106.2 million, $12.4 million and $7.7 million, respectively.

In December 2003, the Securities and Exchange Commission indicated that network affiliation intangibles should not have indefinite lives. At that time, in accordance with SFAS No. 142, the Company performed an impairment test of its network affiliations (no impairment was indicated), assigned a 40-year life based on its good relationships with its networks and its long history of renewing these agreements, and initiated amortization. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of these assets and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of

the underlying contract would occur.

The Consolidated Statements of Operations include recorded amortization expense for finite-lived intangibles of $17.1 million, $12.3 million and $11.9 million in 2004, 2003 and 2002, respectively. Currently, intangibles amortization expense, including network affiliations, is projected to be approximately $18.8 million in 2005 and 2006, decreasing to approximately $18.3 million in 2007, $16.8 million in 2008 and $12.6 million in 2009. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 26, 2004, and December 28, 2003:

| (In thousands) | As of December 26, 2004 | | As of December 28, 2003 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships): | | | | |
| Broadcast | $ 279,201 | $ 58,309 | $ 279,201 | $ 44,694 |
| Publishing | 34,281 | 23,500 | 34,281 | 20,482 |
| Interactive Media | 2,112 | 1,180 | 2,112 | 751 |
| Total | $ 315,594 | $ 82,989 | $ 315,594 | $ 65,927 |
| Indefinite-lived intangible assets: | | | | |
| Goodwill: | | | | |
| Broadcast | $ 195,173 | | $ 195,173 | |
| Publishing | 636,831 | | 636,831 | |
| Total goodwill | 832,004 | | 832,004 | |
| FCC licenses | 558,021 | | 558,021 | |
| Trademarks | 83 | | 83 | |
| Total | $ 1,390,108 | | $ 1,390,108 | |

## Note 3: Dispositions and Discontinued Operations

In October 2003, the Company sold Media General Financial Services, Inc. (MGFS), a component of its Interactive Media Division, to CenterPoint Data, Inc. The Company recorded an after-tax gain of $6.8

million (net of income taxes of $3.9 million). The following results of MGFS have been presented as income from discontinued operations in the accompanying consolidated statements of operations:

| (In thousands) | Fiscal Years Ended | |
|---|---|---|
| | December 28, 2003 | December 29, 2002 |
| Revenues | $ 3,854 | $ 5,218 |
| Costs and expenses | 2,339 | 3,054 |
| Income before income taxes | 1,515 | 2,164 |
| Income taxes | 551 | 787 |
| Income from discontinued operations | $ 964 | $ 1,377 |

## Note 4: Investments

The Company's equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, a 20% interest in the Denver Post Corporation (Denver), which the Company recognizes on a one-month lag, and an approximate 18% interest in a limited partnership investment company,

which the Company recognizes on a three-month lag. Additionally, the Company has a small interest in a national online database of classified advertising and e-commerce; equity losses recorded by the Company during 2002 reduced the value of the latter investment to zero. Summarized financial information for the Company's investment in these unconsolidated affiliates is presented in the following chart:

| (In thousands) | | 2004 | | 2003 |
|---|---|---|---|---|
| Current assets | $ | 115,804 | $ | 104,667 |
| Noncurrent assets | | 541,726 | | 595,770 |
| Current liabilities | | 72,478 | | 103,681 |
| Noncurrent liabilities | | 277,998 | | 296,756 |

| (In thousands) | | 2004 | | 2,003 | | 2,002 |
|---|---|---|---|---|---|---|
| Net sales | $ | 562,963 | $ | 476,997 | $ | 435,352 |
| Gross profit (loss) | | 26,636 | | 10,196 | | (16,459) |
| Net income (loss) | | 7,264 | | (13,971) | | (47,481) |
| Company's equity in net income (loss) | | 1,551 | | (4,672) | | (14,129) |

The Company is committed to purchase approximately 40 thousand tons of newsprint annually from SPNC. In 2004, the Company purchased approximately 58 thousand tons of newsprint from SPNC at market prices, which totaled $27 million and approximated 42% of the Company's newsprint needs; in 2003 and 2002, the Company purchased approximately 55 thousand and 50 thousand tons, respectively, of newsprint from SPNC which approximated 39% and 38% of the Company's newsprint needs and totaled approximately $23 million and $20 million in those years. The Company has agreed to contribute additional equity (up to $4.7 million) if SPNC's liquidity, as defined, were to fall below a minimum threshold. This agreement terminates on December 31, 2005. During 2003, the Company returned an advance of $6.7 million to SPNC and made a $2 million pro-rata capital contribution. Summarized financial information for the Company's investment in SPNC, accounted for by the equity method, is presented in the following chart. These results for SPNC were influenced by newsprint selling prices, which rose throughout 2003 and 2004.

**SP Newsprint Company:**

| (In thousands) | | 2004 | | 2003 |
|---|---|---|---|---|
| Current assets | $ | 103,671 | $ | 93,531 |
| Noncurrent assets | | 449,577 | | 484,926 |
| Current liabilities | | 67,672 | | 99,906 |
| Noncurrent liabilities | | 244,804 | | 239,823 |

| (In thousands) | | 2004 | | 2003 | | 2002 |
|---|---|---|---|---|---|---|
| Net sales | $ | 555,058 | $ | 469,151 | $ | 421,158 |
| Gross profit (loss) | | 44,986 | | 27,416 | | (4,622) |
| Net income (loss) | | 3,010 | | (16,142) | | (40,560) |
| Company's equity in net income (loss) | | 1,003 | | (5,381) | | (13,544) |

Denver is the parent company of The Denver Post, a Colorado daily newspaper. The majority owner of Denver has an option to purchase the Company's 20% interest prior to July of 2005. The price would be determined based on mutually agreed terms or independent appraisals of Denver's fair value.

Retained earnings of the Company at December 26, 2004, included $29.7 million related to undistributed earnings of unconsolidated affiliates.

The Company accounts for its other investments under the cost method. During 2003, the Company made an investment of $4 million in NTN Communications, Inc., a publicly traded company to whom the Company has licensed proprietary game content for five years. It made an additional investment of $2 million in 2004. Additionally, in 2003 the Company sold its shares of Hoover's Inc. (a provider of business information) for $16.8 million and reported a pretax gain of $5.7 million ($3.7 million net of income taxes), which is included in the line item Other, net (after being specifically identified and reclassified from Other Comprehensive Income). Proceeds from the sale were used to repay debt. Additionally, the Company has made various investments in dot.com companies. The performance of these investments has mirrored the wider economic situation related to the dot.com industry and several write-downs and write-offs have ensued as a result. In 2002, investments in two companies approximating $4.8 million were written-off due to permanent impairment. The first company, which invests in emerging enterprises, recorded impairment losses in its portfolio. The second company developed additional uses for the digital broadcast spectrum but was unable to produce a commercially viable product; this company is currently in bankruptcy.

## Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 26, 2004, and December 28, 2003, was as follows:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Revolving credit facility | $ 225,000 | $ 325,000 |
| 6.95% senior notes due in 2006, net of discount | 199,960 | 199,937 |
| Borrowings of consolidated variable interest entities | 95,320 | 95,320 |
| Bank lines | 13,000 | 7,000 |
| Capitalized leases | – | 32 |
| Long-term debt | $ 533,280 | $ 627,289 |

In June 2001 the Company entered into a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Interest rates under the facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (.85% at December 26, 2004), determined by the Company's leverage ratio, as defined. Under this facility, the Company pays fees (0.15% at December 26, 2004) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company's debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

The Company also has a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion under which it has issued $200 million of senior notes due September 1, 2006. These senior notes (sold at a slight discount) pay a coupon rate of 6.95% semiannually in March and September. Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness. Additionally, these notes are currently guaranteed by the Company's subsidiaries.

As of December 26, 2004, the Company was in compliance with all covenants. The Company's projections indicate that the covenants will continue to be met throughout 2005.

At December 26, 2004, the Company had borrowings of $13 million from bank lines due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 3.4% at December 26, 2004. Additionally, the Company had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) and has recorded interest on this debt based on current commercial paper rates. See Note 1 for a further discussion of VIEs.

Long-term debt maturities during the five years subsequent to December 26, 2004, aggregating $533.3 million, are as follows: 2005 – $13 million; 2006 – $425 million; 2007 – $95.3 million.

Toward the end of the first quarter of 2003, four of the Company's interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million became effective. Toward the end of the first quarter of 2004, two of these swaps with notional amounts totaling $100 million matured, leaving two remaining swaps with notional amounts of $50 million each which will mature in the first quarter of 2005. These swaps are cash flow hedges that effectively converted the covered portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.6% at December 26, 2004. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company's revolving credit agreement. In connection with these interest rate swap agreements, the Company recorded in Other Comprehensive Income after-tax gains of $1.8 million in 2004 and $2.8 million in 2003. There was no impact on net income due to ineffectiveness. The Company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company's requirement that the counterparties have a strong credit rating.

The table below includes information about the carrying values and estimated fair values of the Company's financial instruments at December 26, 2004 and December 28, 2003:

| (In thousands) | 2004 | | 2003 | |
|---|---|---|---|---|
| | Carrying Amounts | Fair Value | Carrying Amounts | Fair Value |
| Assets: | | | | |
| Investments | $ 9,723 | $ 9,723 | $ 11,662 | $ 11,662 |
| Liabilities: | | | | |
| Long-term debt: | | | | |
| Revolving credit facility | 225,000 | 225,000 | 325,000 | 325,000 |
| 6.95% senior notes | 199,960 | 208,853 | 199,937 | 218,815 |
| Borrowings of consolidated variable interest entities | 95,320 | 95,320 | 95,320 | 95,320 |
| Bank lines | 13,000 | 13,000 | 7,000 | 7,000 |
| Interest rate swap agreements | 262 | 262 | 3,054 | 3,054 |

The Company's investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders' equity. The Company's other investments which do not have readily determinable fair values are carried at cost which approximates fair value. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts

the Company would have received or paid to terminate the swaps. Fair values of the Company's senior notes were estimated, in both years, using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility, bank lines and variable interest entities approximated their fair value.

## Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company's 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment consists of all of the Company's online enterprises and an online provider of games and puzzles.

Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of intangibles is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company's reportable segments, which are managed separately and contain operations that have been aggregated, based on similar economic characteristics, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

Information by segment is as follows:

| (In thousands) | Publishing | Broadcast | Interactive Media | Eliminations | Total |
|---|---|---|---|---|---|
| **2004** | | | | | |
| Consolidated revenues | $ 566,487 | $ 323,653 | $ 13,920 | $ (3,640) | $ 900,420 |
| Segment operating cash flow | $ 152,727 | $ 111,363 | $ (4,688) | | $ 259,402 |
| Allocated amounts: | | | | | |
| Equity in net income (loss) of unconsolidated affiliates | 743 | | (195) | | 548 |
| Depreciation and amortization | (23,370) | (18,880) | (1,448) | | (43,698) |
| Segment profit (loss) | $ 130,100 | $ 92,483 | $ (6,331) | | 216,252 |
| Unallocated amounts: | | | | | |
| Interest expense | | | | | (31,082) |
| Investment income – SP Newsprint | | | | | 1,003 |
| Acquisition intangibles amortization | | | | | (17,062) |
| Corporate expense | | | | | (38,732) |
| Other | | | | | (3,101) |
| Consolidated income before income taxes | | | | | $ 127,278 |
| Segment assets | $ 936,121 | $ 1,188,446 | $ 16,309 | | $ 2,140,876 |
| Corporate | | | | | 227,936 |
| Consolidated assets | | | | | $ 2,368,812 |
| Segment capital expenditures | $ 17,695 | $ 17,033 | $ 683 | | $ 35,411 |
| Corporate | | | | | 2,424 |
| Consolidated capital expenditures | | | | | $ 37,835 |

| (In thousands) | Publishing | Broadcast | Interactive Media | Eliminations | Total |
|---|---|---|---|---|---|
| **2003** | | | | | |
| Consolidated revenues | $ 544,059 | $ 286,233 | $ 9,663 | $ (2,532) | $ 837,423 |
| Segment operating cash flow | $ 148,104 | $ 87,760 | $ (5,644) | | $ 230,220 |
| Allocated amounts: | | | | | |
| Equity in net income of unconsolidated affiliate | 709 | | | | 709 |
| Gain on sale of Hoover's | | | 5,746 | | 5,746 |
| Depreciation and amortization | (25,896) | (20,988) | (1,360) | | (48,244) |
| Segment profit (loss) | $ 122,917 | $ 66,772 | $ (1,258) | | 188,431 |
| Unallocated amounts: | | | | | |
| Interest expense | | | | | (34,424) |
| Investment loss – SP Newsprint | | | | | (5,381) |
| Acquisition intangibles amortization | | | | | (12,272) |
| Corporate expense | | | | | (37,271) |
| Other | | | | | (5,237) |
| Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle | | | | | $ 93,846 |
| Segment assets | $ 941,359 | $ 1,201,747 | $ 17,335 | | $ 2,160,441 |
| Corporate | | | | | 226,314 |
| Consolidated assets | | | | | $ 2,386,755 |
| Segment capital expenditures | $ 8,467 | $ 19,544 | $ 1,247 | | $ 29,258 |
| Discontinued MGFS capital expenditures | | | | | 10 |
| Corporate | | | | | 2,506 |
| Consolidated capital expenditures | | | | | $ 31,774 |
| **2002** | | | | | |
| Consolidated revenues | $ 528,514 | $ 298,930 | $ 6,059 | $ (1,921) | $ 831,582 |
| Segment operating cash flow | $ 152,019 | $ 101,412 | $ (5,936) | | $ 247,495 |
| Allocated amounts: | | | | | |
| Equity in net loss of unconsolidated affiliates | (172) | | (413) | | (585) |
| Write-off of investments | | | (4,793) | | (4,793) |
| Depreciation and amortization | (27,000) | (21,285) | (801) | | (49,086) |
| Segment profit (loss) | $ 124,847 | $ 80,127 | $ (11,943) | | 193,031 |
| Unallocated amounts: | | | | | |
| Interest expense | | | | | (47,874) |
| Investment loss – SP Newsprint | | | | | (13,544) |
| Acquisition intangibles amortization | | | | | (11,933) |
| Corporate expense | | | | | (32,266) |
| Other | | | | | (1,428) |
| Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle | | | | | $ 85,986 |
| Segment assets | $ 954,828 | $ 1,216,521 | $ 25,451 | | $ 2,196,800 |
| Discontinued MGFS assets | | | | | 1,005 |
| Corporate | | | | | 149,206 |
| Consolidated assets | | | | | $ 2,347,011 |
| Segment capital expenditures | $ 8,972 | $ 23,593 | $ 2,515 | | $ 35,080 |
| Discontinued MGFS capital expenditures | | | | | 2 |
| Corporate | | | | | 2,821 |
| Consolidated capital expenditures | | | | | $ 37,903 |

## Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 16,614 | $ 11,403 | $ 10,155 |
| State | 2,103 | 754 | 660 |
| Total | 18,717 | 12,157 | 10,815 |
| Deferred: | | | |
| Federal | 26,520 | 21,384 | 21,695 |
| State | 1,856 | 1,259 | 1,434 |
| Total | 28,376 | 22,643 | 23,129 |
| Income taxes | $ 47,093 | $ 34,800 | $ 33,944 |

Temporary differences, which gave rise to significant components of the Company's deferred tax liabilities and assets at December 26, 2004, and December 28, 2003, are as follows:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Deferred tax liabilities: | | |
| Difference between book and tax bases of intangible assets | $ 337,069 | $ 324,479 |
| Tax over book depreciation | 97,010 | 92,973 |
| Other | 6,260 | 10,307 |
| Total deferred tax liabilities | 440,339 | 427,759 |
| Deferred tax assets: | | |
| Employee benefits | (24,798) | (32,732) |
| Acquired net operating losses | (3,099) | (3,259) |
| Other comprehensive income items | (29,927) | (30,825) |
| Other | (3,923) | (7,699) |
| Total deferred tax assets | (61,747) | (74,515) |
| Deferred tax liabilities, net | 378,592 | 353,244 |
| Deferred tax assets included in other current assets | 11,540 | 9,525 |
| Deferred tax liabilities | $ 390,132 | $ 362,769 |

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Income taxes computed at federal statutory tax rate | $ 44,547 | $ 32,846 | $ 30,095 |
| Increase (reduction) in income taxes resulting from: | | | |
| State income taxes, net of federal income tax benefit | 2,573 | 1,308 | 1,362 |
| Other | (27) | 646 | 2,487 |
| Income taxes | $ 47,093 | $ 34,800 | $ 33,944 |

The Company paid income taxes of $14.6 million, $8.5 million and $4.3 million, respectively, net of refunds in 2004, 2003 and 2002.

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) or closed by statute of limitations through fiscal year 2000 and, with the exception of one issue relating to the Company's Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative, which has been asserted on a national level against many large corporate taxpayers with COLI plans. The IRS is currently examining the Company's tax returns for fiscal years 2002 and 2003. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company's results of operations, financial position or cash flow.

During 2004, Congress passed the most sweeping corporate tax legislation since the Tax Reform Act of 1986, and on October 22, 2004, the President signed the American Jobs Creation Act of 2004 into law.

The new law contains over 250 provisions, many of which will impact the Company in some manner. However, the addition of the Qualified Production Activity Deduction (QPAD), which has the effect of reducing the corporate income tax rate for domestic manufacturers, will have the most significant impact on the Company's income tax provision. The QPAD will be phased in over five years beginning with 2005. The statute underlying the QPAD is not well defined, and the Company is awaiting further guidance and regulation by the Treasury Department to fully evaluate the new law and determine its impact on the Company.

## Note 8: Common Stock and Stock Options

Holders of the Class A common stock are entitled to elect 30% of the Board of Directors and, with the holders of Class B common stock, also are entitled to vote on the reservation of shares for stock awards and on certain specified types of major corporate reorganizations or acquisitions. Class B common stock can be converted into Class A common stock on a share-for-share basis at the option of the holder. Both classes of common stock receive the same dividends per share.

Each non-employee member of the Board of Directors of the Company participates in the Directors' Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company's stock price. Expense recognized in 2004, 2003 and 2002 under the plan was $.6 million, $.8 million and $1 million, respectively.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. At December 26, 2004, the following shares remain restricted under the terms of the plan: 150,400 shares granted in 2003, 114,900 shares granted in 2001, and 62,700 shares granted in 1999. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. All restricted stock granted prior to 1999 has been issued. The plan will continue until terminated by the Company.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2004, 2003 and 2002 was $2.3 million, $2.3 million and $1.3 million, respectively.

Options to purchase Class A common stock were granted to key employees under the 1976 and 1987 nonqualified stock option plans prior to the 1995 LTIP. The Company will not make any future awards under these two former plans and past awards are not affected. Options outstanding under the plans are exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment.

A summary of the Company's stock option activity, and related information for the years ended December 26, 2004, December 28, 2003 and December 29, 2002, follows:

| Options | 2004 Shares | 2004 Weighted-Average Exercise Price | 2003 Shares | 2003 Weighted-Average Exercise Price | 2002 Shares | 2002 Weighted-Average Exercise Price |
|---|---|---|---|---|---|---|
| Outstanding-beginning of year | 1,302,952 | $ 48.31 | 1,156,660 | $ 44.99 | 1,094,619 | $ 40.64 |
| Granted | 344,300 | 63.23 | 355,100 | 56.03 | 343,100 | 50.37 |
| Exercised | (228,868) | 43.06 | (173,144) | 40.89 | (250,694) | 32.60 |
| Forfeited | (10,763) | 58.03 | (35,664) | 53.29 | (30,365) | 51.43 |
| Outstanding-end of year | 1,407,621 | 52.74 | 1,302,952 | 48.31 | 1,156,660 | 44.99 |
| Price range at end of year | $2 to $63 | | $2 to $56 | | $2 to $52 | |
| Price range for exercised shares | $28 to $56 | | $19 to $52 | | $2 to $52 | |
| Available for grant at end of year | 824,566 | | 1,158,103 | | 1,477,539 | |
| Exercisable at end of year | 773,000 | | 739,324 | | 682,042 | |
| Weighted-average fair value of options granted during the year | $31.22 | | $23.93 | | $25.68 | |

The following table summarizes information about stock options outstanding at December 26, 2004:

| | Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | | Number Exercisable | Weighted-Average Exercise Price |
| $    2.50 | 8,400 | * | $    2.50 | | 8,400 | $    2.50 |
| 28.13-32.50 | 119,600 | 1 year  ** | 31.61 | | 119,600 | 31.61 |
| 46.38-51.41 | 535,162 | 6 years *** | 49.79 | | 453,926 | 49.69 |
| 52.06-63.23 | 744,459 | 8 years | 58.82 | | 191,074 | 54.12 |
| 2.50-63.23 | 1,407,621 | | 52.74 | | 773,000 | 47.48 |

\*   Exercisable during lifetime of optionee

\*\*  With the exception of 38,200 options which were issued on 11/17/89 for $32.50 that are exercisable during the continued employment of the optionee and for a three-year period thereafter

\*\*\* With the exception of 31,000 options which were issued on 8/21/87 for $46.50 that are exercisable during the continued employment of the optionee and for a three-year period thereafter

## Note 9:  Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the "Plans." The Company uses a measurement date of December 31 for the Plans.

With the passage of time, actual experience differs from the assumptions used in determining the Company's pension and postre-tirement benefit obligations. These differences, coupled with external economic factors, cause periodic revision of the assumptions. The differences in actual versus expected return on plan assets, actual versus expected health care cost trends, as well as changes in the discount rate and other assumptions give rise to actuarial gains and losses in the tables that follow. They are recognized over the expected service period of active participants.

### Benefit Obligations

The following table provides a reconciliation of the changes in the Plans' benefit obligations for the years ended December 26, 2004, and December 28, 2003:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| (In thousands) | 2004 | 2003 | 2004 | 2003 |
| Change in benefit obligation: | | | | |
| Benefit obligation at beginning of year | $    335,271 | $    286,854 | $    42,055 | $    38,466 |
| Service cost | 12,287 | 10,133 | 396 | 389 |
| Interest cost | 20,841 | 19,604 | 2,059 | 2,541 |
| Participant contributions | — | — | 704 | 638 |
| Actuarial loss (gain) | 11,926 | 33,473 | (4,924) | 4,090 |
| Benefit payments | (14,809) | (14,793) | (4,410) | (4,069) |
| Benefit obligation at end of year | $    365,516 | $    335,271 | $    35,880 | $    42,055 |

The accumulated benefit obligation at the end of 2004 and 2003 was $308 million and $286 million, respectively. The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 26, 2004, and December 28, 2003, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $43.8 million and $36.5 million, respectively. The Plans' benefit obligations were determined using the following assumptions:

|  | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| Discount rate | 5.90% | 6.00% | 5.90% | 6.00% |
| Compensation increase rate | 3.50 | 3.50 | 3.50 | 3.50 |

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 and 2005. This rate was assumed to decrease gradually each year to a rate of 5% in 2011 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company's postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company's accumulated postretirement benefit obligation by approximately $1.2 million and the Company's net periodic cost by less than $70 thousand.

**Plan Assets**

The following table provides a reconciliation of the changes in the fair value of the Plans' assets for the years ended December 26, 2004, and December 28, 2003:

| (In thousands) | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| Change in plan assets: |  |  |  |  |
| Fair value of plan assets at beginning of year | $ 208,117 | $ 166,681 | $ — | $ — |
| Actual return on plan assets | 19,423 | 32,051 | — | — |
| Employer contributions | 36,276 | 24,178 | 3,706 | 3,431 |
| Participant contributions | — | — | 704 | 638 |
| Benefit payments | (14,809) | (14,793) | (4,410) | (4,069) |
| Fair value of plan assets at end of year | $ 249,007 | $ 208,117 | $ — | $ — |

The asset allocation for the Company's funded retirement plan at the end of 2004 and 2003, and the target allocation for 2005, by asset category, are as follows:

| Asset Category | Target Allocation 2005 | Percentage of Plan Assets at Year End | |
|---|---|---|---|
|  |  | 2004 | 2003 |
| Equity securities | 60%-70% | 73% | 67% |
| Fixed income securities | 30%-40% | 27% | 33% |
| Total | | 100% | 100% |

As plan sponsor of the funded retirement plan, the Company's investment strategy is to achieve a rate of return on the plan's assets that, over the long-term, will fund the plan's benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan's returns is the asset allocation policy. The Company's investment policy provides absolute ranges (55%-75% equity, 25%-45% fixed income) for the plan's long-term asset

mix. Within these ranges, the Company sets target allocations (currently 60%-70% equity, 30%-40% fixed income); the Company periodically (at least annually) reviews and rebalances the asset mix if necessary. The Company also periodically evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

## Funded Status

The following table provides a statement of the funded status of the Plans at December 26, 2004, and December 28, 2003:

| | Pension Benefits | | Other Benefits | |
| (In thousands) | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| Funded status: | | | | |
| Plan assets less than benefit obligation | $ (116,509) | $ (127,154) | $ (35,880) | $ (42,055) |
| Unrecognized prior-service cost | 457 | 809 | – | – |
| Unrecognized actuarial loss | 127,348 | 114,432 | 7,354 | 12,447 |
| Prepaid (accrued) benefit cost | 11,296 | (11,913) | (28,526) | (29,608) |
| Components of accrued benefit cost: | | | | |
| Accrued benefit liability | (62,111) | (82,422) | (28,526) | (29,608) |
| Intangible asset | 918 | 1,330 | – | – |
| Accumulated other comprehensive income | 72,489 | 69,179 | – | – |
| Net amount recognized | $ 11,296 | $ (11,913) | $ (28,526) | $ (29,608) |

## Expected Cash Flows

The following table includes amounts that are expected to be contributed to the Plans by the Company and amounts the Company expects to receive in Medicare subsidy payments. It reflects benefit payments that are made from the Plans' assets as well as those made directly from the Company's assets and includes the participants' share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company's best estimate given its current knowledge; actual amounts could be materially different.

| | Pension Benefits | Other Benefits | Medicare Subsidy Receipts |
|---|---|---|---|
| **Employer Contributions** | | | |
| 2005 (expectation) to participant benefits | $ 1,545 | $ 2,920 | $ – |
| **Expected Benefit Payments / Receipts** | | | |
| 2005 | 14,059 | 2,920 | – |
| 2006 | 14,204 | 2,835 | 273 |
| 2007 | 14,794 | 2,942 | 282 |
| 2008 | 15,500 | 3,063 | 287 |
| 2009 | 16,277 | 3,171 | 288 |
| 2010-2014 | 98,036 | 16,276 | 1,354 |

## Net Periodic Cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2004, 2003 and 2002:

| | Pension Benefits | | | Other Benefits | | |
| (In thousands) | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Service cost | $ 12,287 | $ 11,074 | $ 9,308 | $ 396 | $ 389 | $ 360 |
| Interest cost | 20,841 | 19,604 | 18,867 | 2,059 | 2,541 | 2,453 |
| Expected return on plan assets | (24,617) | (21,956) | (24,398) | – | – | – |
| Amortization of prior-service cost | 352 | 443 | 576 | – | – | – |
| Amortization of net loss | 4,203 | – | 52 | 168 | 395 | 115 |
| Net periodic benefit cost | $ 13,066 | $ 9,165 | $ 4,405 | $ 2,623 | $ 3,325 | $ 2,928 |

The net periodic costs were determined using the following assumptions:

| | Pension Benefits | | Other Benefits | |
| | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| Discount rate | 6.00% | 6.75% | 6.00% | 6.75% |
| Expected return on plan assets | 9.00 | 9.00 | – | – |
| Compensation increase rate | 3.50 | 3.75 | 3.50 | 3.75 |

The reasonableness of the expected return on the funded retirement plan assets was determined by three separate analyses: 1) review of 18 years of historical data of portfolios with similar asset allocation characteristics, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure, and 3) a projected portfolio performance, assuming the plan's target asset allocation, done by a third party. Net periodic costs for 2005 will use a discount rate of 5.90%, an expected rate of return on plan assets of 9.00%, and a compensation increase rate of 3.50%.

Assumed health care cost trends can be a significant component of postretirement costs. In December of 2003 Congress passed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act). The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that are at least actuarially equivalent to Medicare Part D. The Company believes that benefits provided to certain participants will be actuarially equivalent to Medicare Part D, and, accordingly, the Company will be entitled to the subsidy payments. The Act reformed Medicare in such a way that the Company expects to receive these subsidy payments beginning in 2006 for continuing retiree prescription drug benefits and also expects a reduction in the rate of participation by current employees in the plan. In the second quarter, based on available guidance, the Company adopted (retroactive to the beginning of 2004) FASB Staff Position 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improve-*

*ment and Modernization Act of 2003* (FSP 106-2). FSP 106-2 requires that the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses; it also requires certain disclosures for employers that sponsor postretirement health care plans which provide prescription drug benefits. Upon retroactive adoption of the Act, the accumulated postretirement benefit obligation (APBO) was reduced by $5.6 million ($2.8 million of which was related to the expected subsidy payments), which resulted in a decrease in the Company's net periodic postretirement benefit cost of approximately $800,000 ($400,000 of which related to the expected subsidy payments) in 2004.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 4% of the employee's salary. Eligible account balances may be rolled over from a prior employer's qualified plan. Contributions charged to expense under the plan were $7.7 million, $7.5 million and $7.4 million in 2004, 2003 and 2002, respectively.

## Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

| (In thousands, except per share amounts) | 2004 | | | 2003 | | | 2002 | | |
| | Income (Numerator) | Shares (Denominator) | Per Share Amount | Income (Numerator) | Shares (Denominator) | Per Share Amount | Income (Numerator) | Shares (Denominator) | Per Share Amount |
|---|---|---|---|---|---|---|---|---|---|
| **Basic EPS** | | | | | | | | | |
| Income from continuing operations available to common stockholders before cumulative effect of change in accounting principle | $ 80,185 | 23,356 | $ 3.43 | $ 59,046 | 23,085 | $ 2.56 | $ 52,042 | 22,949 | $ 2.27 |
| **Effect of Dilutive Securities** | | | | | | | | | |
| Stock options | | 170 | | | 159 | | | 165 | |
| Restricted stock and other | (30) | 203 | | (52) | 164 | | (53) | 122 | |
| **Diluted EPS** | | | | | | | | | |
| Income from continuing operations available to common stockholders plus assumed conversions before cumulative effect of change in accounting principle | $ 80,155 | 23,729 | $ 3.38 | $ 58,994 | 23,408 | $ 2.52 | $ 51,989 | 23,236 | $ 2.24 |

## Note 11: Commitments, Contingencies and Other

### Broadcast film rights

Over the next 8 years the Company is committed to purchase approximately $77 million of program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

### Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $6 million in 2004, $6.9 million in 2003 and $8.6 million in 2002. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2005 – $4.6 million; 2006 – $3.5 million; 2007 – $2.7 million; 2008 – $1.7 million; 2009 – $1 million; subsequent years – $6.2 million.

### Newsprint swap

As part of its third quarter 2000 sale of Garden State Paper, the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron). In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. Enron filed for bankruptcy shortly thereafter. The Company believed that no further payments were due by either party under the agreement. Enron disputed the Company's position, and in late 2003, filed a claim for damages and certain declaratory relief. The Company has since settled this matter together with certain claims that it had made against the Enron bankruptcy estate for an amount less than it had accrued. Accordingly, the Company recorded a pre-tax gain of $6.1 million (after-tax $0.16 per diluted share) in the fourth quarter of 2004, which is included in Other, net in the accompanying Statements of Operations.

### Interest

In 2004, 2003 and 2002, the Company's interest expense related to continuing operations was $31.1 million (net of $0.2 million capitalized), $34.4 million and $47.9 million (net of $0.5 million capitalized), respectively. Interest paid for all operations during 2004, 2003 and 2002, net of amounts capitalized, was $28.5 million, $32 million and $45.3 million, respectively.

### Other current assets

Other current assets included program rights of $13.5 million and $13.8 million at December 26, 2004, and December 28, 2003, respectively.

### Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Payroll and employee benefits | $ 28,720 | $ 26,851 |
| Program rights | 14,610 | 14,293 |
| Unearned revenue | 20,446 | 20,572 |
| Accrued settlement | 8,750 | — |
| Interest | 6,142 | 7,127 |
| Other | 13,495 | 14,581 |
| Total | $ 92,163 | $ 83,424 |

### Other, net

Other, net consisted of the following:

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Gain on settlement | $ 6,109 | $ — | $ — |
| Gain on sale of Hoover's | — | 5,746 | — |
| Write-down of investments | — | — | (4,793) |
| Other | 1,368 | 4,920 | 4,678 |
| Total | $ 7,477 | $ 10,666 | $ (115) |

*(Unaudited, in thousands, except per share amounts)*

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2004** | | | | |
| Revenues | $ 208,156 | $ 224,890 | $ 217,644 | $ 249,730 |
| Operating income | 22,525 | 36,365 | 31,726 | 58,716 |
| Net income | 9,100 | 18,533 | 15,713 | 36,839 |
| Net income per share | 0.39 | 0.79 | 0.67 | 1.57 |
| Net income per share - assuming dilution | 0.38 | 0.78 | 0.66 | 1.55 |
| Shares traded | 5,357 | 6,401 | 5,256 | 4,633 |
| Stock price range | $ 62.35-68.53 | $ 63.84-72.48 | $ 53.70-64.60 | $ 53.85-65.33 |
| Quarterly dividend paid | $ 0.20 | $ 0.20 | $ 0.20 | $ 0.20 |
| **2003** | | | | |
| Revenues | $ 196,088 | $ 210,715 | $ 205,086 | $ 225,533 |
| Operating income | 15,534 | 35,169 | 26,183 | 45,390 |
| Income from continuing operations before cumulative effect of change in accounting principle | 6,622 | 17,238 | 11,445 | 23,741 |
| Discontinued operations | 389 | 267 | 301 | 7 |
| Gain on sale of discontinued operations | – | – | – | 6,754 |
| Cumulative effect of change in accounting principle | – | – | (8,079) | – |
| Net income | 7,011 | 17,505 | 3,667 | 30,502 |
| Income per share from continuing operations before cumulative effect of change in accounting principle | 0.28 | 0.75 | 0.50 | 1.03 |
| Income per share from continuing operations before cumulative effect of change in accounting principle - assuming dilution | 0.28 | 0.74 | 0.49 | 1.00 |
| Net income per share | 0.30 | 0.76 | 0.16 | 1.32 |
| Net income per share - assuming dilution | 0.30 | 0.75 | 0.16 | 1.29 |
| Shares traded | 4,896 | 5,689 | 4,583 | 4,490 |
| Stock price range | $ 47.26-61.40 | $ 48.41-59.04 | $ 55.65-63.62 | $ 60.57-68.00 |
| Quarterly dividend paid | $ 0.19 | $ 0.19 | $ 0.19 | $ 0.19 |

- Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at January 30, 2005, was: Class A common – 1,729, Class B common – 12.

- Includes the recognition, at the beginning of the third quarter in 2003, of a charge related to variable interest entities of $8.1 million, net of a tax benefit of $3.4 million, as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, *Consolidation of Variable Interest Entities.*

- The Company sold Media General Financial Services, a component of its Interactive Media Division, in the fourth quarter of 2003 and reported a net gain of $6.8 million, net of income taxes of $3.9 million.

*(In thousands, except per share amounts)*

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management's Discussion and Analysis which appear elsewhere in this report.

| | 2004 | 2003 | 2002 | 2001 |
|---|---:|---:|---:|---:|
| **Summary of Operations** | | | | |
| **Operating revenues** | $ 900,420 | $ 837,423 | $ 831,582 | $ 801,620 |
| **Net income (loss)** | $ 80,185 | $ 58,685 | $ (72,917) | $ 18,204 |
| Adjustments to reconcile to operating cash flow: | | | | |
| Cumulative effect of change in accounting principle (a) | — | 8,079 | 126,336 | — |
| (Income) loss from discontinued operations (b) | — | (964) | (1,377) | (1,491) |
| Gain on sale of MGFS (b) | — | (6,754) | — | — |
| Loss (gain) on sale of GSP operations (b) | — | — | — | (280) |
| Gain on sale of Cable operations (b) | — | — | — | — |
| Extinguishment of debt (c) | — | — | — | — |
| Gain on sale of Denver Newspapers, Inc. common stock | — | — | — | — |
| Investment (income) loss – unconsolidated affiliates | (1,551) | 4,672 | 14,129 | (19,949) |
| Other, net | (7,477) | (10,666) | 115 | 8,414 |
| Interest expense | 31,082 | 34,424 | 47,874 | 54,247 |
| Income taxes (c) | 47,093 | 34,800 | 33,944 | 12,170 |
| Operating income | 149,332 | 122,276 | 148,104 | 71,315 |
| Depreciation and amortization | 66,036 | 65,467 | 65,401 | 113,625 |
| Operating cash flow | $ 215,368 | $ 187,743 | $ 213,505 | $ 184,940 |
| **Per Share Data: (a)(b)(c)** | | | | |
| Income (loss) from continuing operations | $ 3.43 | $ 2.56 | $ 2.27 | $ 0.72 |
| Discontinued operations | — | 0.33 | 0.06 | 0.08 |
| Cumulative effect of change in accounting principle | — | (0.35) | (5.51) | — |
| Net income (loss) | $ 3.43 | $ 2.54 | $ (3.18) | $ 0.80 |
| **Per Share Data – assuming dilution: (a)(b)(c)** | | | | |
| Income (loss) from continuing operations | $ 3.38 | $ 2.52 | $ 2.24 | $ 0.71 |
| Discontinued operations | — | 0.33 | 0.06 | 0.08 |
| Cumulative effect of change in accounting principle | — | (0.35) | (5.44) | — |
| Net income (loss) | $ 3.38 | $ 2.50 | $ (3.14) | $ 0.79 |
| **Other Financial Data:** | | | | |
| Total assets (d) | $ 2,368,812 | $ 2,386,755 | $ 2,347,011 | $ 2,534,059 |
| Working capital | 43,976 | 48,218 | 49,051 | 62,541 |
| Capital expenditures | 37,835 | 31,774 | 37,903 | 58,122 |
| Total debt (d) | 533,280 | 627,289 | 642,937 | 777,662 |
| Cash dividends per share | 0.80 | 0.76 | 0.72 | 0.68 |

(a) Includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, *Consolidation of Variable Interest Entities*. Also includes the recognition in January of 2002 of an impairment charge related to indefinite-lived intangibles of $126.3 million (net of a tax benefit of $12.2 million) as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*.

(b) The Company sold Media General Financial Services in October 2003 and reported a gain of $6.8 million (net of a tax benefit of $3.9 million), sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).

| | 2000 | | 1999 | | 1998 | | 1997 | | 1996 | | 1995 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| $ | 825,090 | $ | 689,101 | $ | 685,469 | $ | 639,593 | $ | 489,445 | $ | 425,638 |
| $ | 53,719 | $ | 881,316 | $ | 70,874 | $ | (10,490) | $ | 70,498 | $ | 53,232 |
| | — | | — | | — | | — | | — | | — |
| | 2,521 | | (6,362) | | (23,977) | | (14,485) | | (15,232) | | (14,793) |
| | — | | — | | — | | — | | — | | — |
| | 13,774 | | — | | — | | — | | — | | — |
| | (8,286) | | (798,719) | | — | | — | | — | | — |
| | — | | 2,128 | | — | | 101,613 | | — | | — |
| | — | | (30,983) | | — | | — | | — | | — |
| | (5,131) | | (9,067) | | (22,193) | | (21,037) | | (27,188) | | (19,034) |
| | (15,479) | | (11,436) | | 34 | | (1,401) | | 5,239 | | (5,298) |
| | 42,558 | | 45,014 | | 61,027 | | 59,131 | | 12,680 | | 3,858 |
| | 38,323 | | 49,914 | | 26,419 | | (13,363) | | 30,176 | | 18,734 |
| | 121,999 | | 121,805 | | 112,184 | | 99,968 | | 76,173 | | 36,699 |
| | 101,473 | | 72,398 | | 69,025 | | 65,898 | | 32,544 | | 27,765 |
| $ | 223,472 | $ | 194,203 | $ | 181,209 | $ | 165,866 | $ | 108,717 | $ | 64,464 |
| $ | 2.58 | $ | 2.88 | $ | 1.76 | $ | (0.95) | $ | 2.10 | $ | 1.47 |
| | (0.33) | | 30.37 | | 0.91 | | 0.55 | | 0.58 | | 0.57 |
| | — | | — | | — | | — | | — | | — |
| $ | 2.25 | $ | 33.25 | $ | 2.67 | $ | (0.40) | $ | 2.68 | $ | 2.04 |
| $ | 2.55 | $ | 2.84 | $ | 1.74 | $ | (0.94) | $ | 2.08 | $ | 1.45 |
| | (0.33) | | 29.94 | | 0.89 | | 0.54 | | 0.57 | | 0.56 |
| | — | | — | | — | | — | | — | | — |
| $ | 2.22 | $ | 32.78 | $ | 2.63 | $ | (0.40) | $ | 2.65 | $ | 2.01 |
| $ | 2,561,282 | $ | 2,340,374 | $ | 1,917,346 | $ | 1,814,201 | $ | 1,025,484 | $ | 1,016,743 |
| | 58,339 | | 167,546 | | 29,129 | | 34,716 | | 13,373 | | 22,938 |
| | 45,731 | | 65,788 | | 59,933 | | 43,728 | | 28,510 | | 29,076 |
| | 822,077 | | 59,838 | | 928,101 | | 900,140 | | 276,318 | | 327,235 |
| | 0.64 | | 0.60 | | 0.56 | | 0.53 | | 0.50 | | 0.48 |

(c) In 1999 the Company incurred a charge of $2.1 million, representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $101.6 million, representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.

(d) Upon adoption of FASB Interpretation 46 in July 2003, the Company added $86 million of assets (primarily buildings) and $94 million of liabilities (primarily debt) related to VIEs.



**J. STEWART BRYAN III**
66, Chairman and Chief Executive Officer since 1990; President 1990-2001; Vice Chairman and Executive Vice President 1985-90; Chief Operating Officer 1989-90; Director since 1974; Director of Mutual Insurance Company Ltd. of Bermuda and The Denver Post Company; Chairman of the Executive Committee.

**MARSHALL N. MORTON**
59, Vice Chairman since 2001 and Chief Financial Officer since 1989; Senior Vice President 1989-2001; Director since 1997; member of the Executive Committee.

**O. REID ASHE, JR.**
56, President and Chief Operating Officer since 2001; Director since 2002; member of the Executive Committee.

**CHARLES A. DAVIS**
56, New York, N.Y. Director since 1989; Chairman of the Compensation Committee; Vice Chairman, Marsh & McLennan Companies Inc.; Chairman and Chief Executive Officer of MMC Capital Inc.; Director of Axis Capital Holdings Limited, Merchants Bancshares Inc. and Progressive Corp.

**C. BOYDEN GRAY**
62, Washington, D.C. Director since 2003; member of the Compensation Committee; partner in the law firm of Wilmer Cutler Pickering LLC; Counsel to President George H.W. Bush from 1989 to 1993.

**THOMPSON L. RANKIN**
64, Tampa, Fla. Director since 2001 and from 1985-1994; member of the Audit Committee; former President and Chief Executive Officer of Lykes Bros. Inc.; former Chairman and Chief Executive Officer of Lykes Energy Inc.; Director of TECO Energy Inc.



**COLEMAN WORTHAM III**
59, Richmond, Va. Director since 2004; member of the Executive Committee; member of the Compensation Committee. President and Chief Executive Officer of Davenport & Company LLC.

**WYNDHAM ROBERTSON**
67, Chapel Hill, N.C. Director since 1996; member of the Audit Committee; former Vice President for Communications, University of North Carolina; former Assistant Managing Editor of Fortune magazine.

**WALTER E. WILLIAMS**
68, Fairfax, Va. Director since 2001; Chairman of the Audit Committee; Professor of Economics at George Mason University; former Chairman of the Economics Department at George Mason University; nationally known author, newspaper columnist and broadcast commentator.

**H. GRAHAM WOODLIEF, JR.**
60, Vice President since 1989; President of the Publishing Division;
Vice President and Business Manager of Richmond Newspapers Inc.
1984-89; Treasurer 1987-89; Controller 1973-84; Assistant Controller
1971-73; Chief Accountant 1969-71.

**JAMES A. ZIMMERMAN**
58, Vice President since 2001; President of the Broadcast Division since
1991; President and General Manager of WFLA 1990-96; Vice President of Operations and Finance for the Broadcast Division 1987-90.

**NEAL F. FONDREN**
46, Vice President and President of the Interactive Media Division since
2001; Vice President of New Media for E.W. Scripps Co. 1997-2000;
executive positions in Scripps' Cable Television Division 1982-97.





**LOU ANNE J. NABHAN**
50, Vice President and Director of Corporate Communications since 2001;
Vice President of Reynolds Metals Co. 1998-2000; Director of Corporate
Communications for Reynolds Metals 1993-2000.

**GEORGE L. MAHONEY**
52, General Counsel and Secretary since 1993; Assistant General Counsel for Dow
Jones & Co. 1982-93; Satterlee & Stephens 1978-82.

**STEPHEN Y. DICKINSON**
59, Controller since 1993; Assistant Controller 1989-92; Director of
Corporate Tax Department 1983-89; Principal Ernst & Young LLP 1979-83.

**JOHN A. SCHAUSS**
49, Treasurer since 2001; Deputy Treasurer of George Washington
University 1998-2001; Chief Operating Officer and Chief Financial Officer
of Eastern College 1994-98; Associate Vice President for Finance at George
Washington University 1991-94.



*Please see Directors for biographical information (page 52).*

**J. STEWART BRYAN III**
Chairman and Chief Executive Officer

**MARSHALL N. MORTON**
Vice Chairman and Chief Financial Officer

**O. REID ASHE, JR.**
President and Chief Operating Officer

# Corporate Information

### Form 10-K And Other Filings

The Company posts all its SEC filings to its Web site. Stockholders who would like a copy of Form 10-K, the annual report to the Securities and Exchange Commission, or the Code of Business Conduct and Ethics, may obtain one from the corporate Web site or by contacting:

### Corporate Communications

Media General, Inc.
P.O. Box 85333
Richmond, Va. 23293-0001
(804) 649-6059
etucker@mediageneral.com
www.mediageneral.com

### Certifications

The Company has filed the required certifications as exhibits to its Form 10-K. Additionally, the Chief Executive Officer has provided the annual certification to the New York Stock Exchange.

### Annual Meeting

Stockholders of Media General, Inc., are invited to attend the Annual Meeting on April 28, 2005, at 11:00 a.m. at the Richmond Times-Dispatch Production Facility, 8460 Times-Dispatch Blvd., Mechanicsville, Va.

### Transfer Agent and Registrar

American Stock Transfer & Trust Co.
Corporate Trust Department
6201 Fifteenth Ave.
Brooklyn, N.Y. 11219
(800) 937-5449

### Automatic Dividend Reinvestment and Stock Purchase Plan

Media General Class A stockholders receive a 5 percent discount from the market price when they reinvest their dividends in additional Media General shares. Participants in the Plan also can make optional cash purchases of Class A common stock at market price and pay no brokerage commissions. To obtain the Plan prospectus and enrollment card, write or call the transfer agent.

# About The Cover

The front and back covers feature some of the many images taken by Media General photographers at major news and sporting events in the U.S. and overseas the past year. Each appeared in our newspapers and online enterprises, and some were used on our television stations as well as in many other media around the world.

## Front Cover

### Gaston Flooding

Flooding from Tropical Storm Gaston damaged many restaurants, nightclubs and other buildings in the Shockhoe Bottom area of Richmond. Don Long, *Richmond Times-Dispatch*

### Summer Olympics

An athlete receives a hug from her coach after she finished third in the finals at the U.S. Olympic swim trials. Bill Ward, *The Tampa Tribune*

### Mosul, Iraq

U.S. soldiers tend to the wounded after an attack on a dining facility in Mosul, Iraq, on Dec. 21, 2004. Dean Hoffmeyer, *Richmond Times-Dispatch*

### President Bush in Florida

President George W. Bush addresses more than 20,000 people at a political rally in Lakeland, Fla., in late October. Tampa News Center photo

## Back Cover

### Sugar Bowl

Auburn University's Quentin Groves celebrates after the Sugar Bowl victory over Virginia Tech. Cliff Williams, *Opelika-Auburn News*

### Hurricane Ivan

Damage to the Grande Lagoon subdivision off Gulf Beach Highway in west Pensacola was some of the most extensive, resulting from Hurricane Ivan. Michael Spooneybarger, *The Tampa Tribune*

### NASCAR

NASCAR driver Jeff Gordon at Daytona. Danny Tindell, *Dothan Eagle*





# Media
# General

333 East Franklin Street
Richmond, Virginia 23219
(804) 649-6000
www.mediageneral.com



